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03037056

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Village Roadshow Ltd

*CURRENT ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4573 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 11/3/03

VRL 401

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 15 September 2003 6:09
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 78756 as follows:
Release Time: 15-Sep-2003 18:08:18
ASX Code: VRL
File Name: 78756.pdf
Your Announcement Title: ASIC Financial Statements

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

AR/S
6-30-03

03 OCT 21 AM 7:21

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

Your Directors submit their report for the year ended 30 June 2003.

DIRECTORS
The names of the Directors of the Company in office during the financial year and until the date of this report are:

Directors:
Robert G. Kirby (Chairman)
John R. Kirby
Graham W. Burke
Peter E. Foo
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson

The qualifications, experience and special responsibilities of the Directors are disclosed on pages 20 and 21 of the Annual Report.

Directors' relevant interests in shares and options of the Company and related bodies corporate as at the date of this report are included in Note 34(d) of the Financial Report.

PRINCIPAL ACTIVITIES
The principal activities of the economic entity during the financial year were:

* Cinema Exhibition
* FM Radio Operations
* Film Production
* Theme Park Operations
* Film, DVD and Video Distribution

Other than the Film Production division's acquisition of Village Roadshow Films (BVI) Limited, as detailed in note 6(c)(i), there have been no significant changes in the nature of those activities during the year.

REVIEW OF OPERATIONS AND RESULTS
Net loss attributable to members from continuing operations was $93.9 million for the year, compared to the previous year's profit of $37.1 million. Net attributable losses from specific items of $154.9 million (2002 net attributable losses of $18.2 million) were brought to account (refer Note 2(e)), giving a net profit attributable to members from continuing operations, but before specific items, of $61.1 million (2002 profit of $55.3 million). The net attributable profit from discontinuing operations was $67.9 million (2002 net attributable profit of $14.0 million).

Net loss attributable to members of the Company, including specific items and discontinuing operations, was $26.0 million, compared to the previous year's net attributable profit of $51.1 million, after allowing for profits attributable to minority interests of $14.6 million (2002 $24.2 million).

Revenues from ordinary activities and share of net profit of associates and joint venture entities, excluding discontinuing operations and specific items, increased by 111% to $1,644.6 million from the previous year's comparable revenue of $781.2 million. The significant increase in revenues was mainly as a result of the acquisition of the remaining 80.1% of Village Roadshow Films (BVI) Limited, effective 11 February 2003. Revenue from specific items was $266.0 million (2002 $11.8 million), of which $260 million related to the sale of the 50% owned UK cinema operations.

DIVIDENDS
The Directors do not recommend payment of a dividend. Since the commencement of the financial year, dividends of $25.4 million (10.175 cents per A Class Preference share, franked to 9.205 cents per share) were paid in accordance with the recommendation of the Directors in the previous report.

EARNINGS PER SHARE
Basic earnings per share were (11.06) cents (2002 10.80 cents) and before specific items and discontinuing operations, basic earnings per share were 25.96 cents (2002 12.58 cents). There were no potential ordinary shares that were dilutive in 2003 or 2002.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
Total shareholders' equity of the economic entity decreased by $123.6 million to $1,078.0 million during the year. This was attributable to decreases in share capital of $6.8 million, retained profits of $21.6 million, reserves of $73.2 million and outside equity interests of $22.0 million.

The significant decrease in reserves related mainly to the exchange rate movements relating to the conversion of the accounts of controlled entities. Also, mainly as a result of the acquisition of the remaining 80.1% of Village Roadshow Films (BVI) Limited effective 11 February 2003, total assets increased by $713.3 million and total liabilities increased by $837.0 million.

Retained profits decreased by $21.6 million as a result of the net loss of $26.0 million and transfers from outside equity interests and reserves of $4.4 million.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

On 28 July 2003, Village Roadshow Limited announced that it will propose a scheme of arrangement to buyback the A Class Preference shares on issue in exchange for $1.25 each, with 25 cents per share cash being paid to Preference Shareholders and the balance of $1.00 per share being applied in the issue to Preference Shareholders of a Convertible Note with a face value of $1.00. Ordinary shares will not participate in the proposed scheme. Meetings at which both Ordinary and Preference Shareholders may vote for the proposal are expected to proceed in early November 2003.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

It is anticipated that the growth of the economic entity's diversified businesses will be reflected in the return to profitability of the Group. As a result of including the full year results of Village Roadshow Films (BVI) Limited, total revenue and total expenses will increase significantly in the year ending 30 June 2004.

SHARE OPTIONS

Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 20 of the Financial Report. Details of share and option transactions in relation to Directors of the economic entity are set out in Note 34(d) of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS

Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $560,195 (2002 $420,303) which has been paid to insure each of the Directors and secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

CORPORATE GOVERNANCE STATEMENT

The statement set out on pages 22 to 26 of the Annual Report summarises the Company's key corporate governance practices that were in place during the financial year.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS

The Remuneration Committee of the Board of Directors is responsible for determining compensation arrangements for the Directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions (with the assistance of external consultants) with the overall objective of ensuring maximum shareholder benefits from the attraction and retention of a high quality Board. The Managing Director and Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' emoluments to the Company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other performance indicators.

The income paid or payable, or otherwise made available in respect of the financial year to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party was as follows:

Name of Director	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Equity-based Compensation $	Total 2002/2003 $	Total 2001/2002 $
Robert G. Kirby	1	1,160,000	290,000	87,141	135,829	-	**1,672,970**	2,000,265
John R. Kirby	1	1,160,000	290,000	87,141	164,561	-	**1,701,702**	2,060,551
Graham W. Burke	1	1,160,000	290,000	87,141	183,506	54,000	**1,774,647**	1,491,702
Peter E. Foo		800,240	500,000	32,638	47,565	-	**1,380,443**	1,310,317
Peter M. Harvie	2	590,792	-	25,000	3,098	-	**618,890**	1,119,620
William J. Conn		88,072	-	7,928	-	-	**96,000**	96,000
Peter D. Jonson		66,056	-	5,944	16,739	-	**88,739**	95,534
D. Barry Reardon		126,000	-	-	48,513	-	**174,513**	187,446

Notes:
1. Bonus amounts represent 2002/03 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with an increase in market capitalisation value of the company.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS (Cont'd.)

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Village Roadshow Limited economic entity, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	**Total 2002/2003 $**	Total 2001/2002 $
Gregory Basser	1	1,187,632	500,000	35,138	8,694	**1,731,464**	1,633,170
Tony N. Pane		911,452	250,000	10,519	-	**1,171,971**	1,020,192
Brad C. March	2	1,035,623	39,120	35,138	16,007	**1,125,888**	1,419,876
Brian L. Bickmore	2	648,701	75,000	10,519	61,102	**795,322**	752,120
Jeff S. Allis	2	596,079	83,222	34,519	11,077	**724,897**	709,160

Notes:
1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Amounts paid by Austereo Group Limited in relation to Executive positions.

In the opinion of Directors, remuneration paid to Directors and senior executives is considered reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive. The various share and option interests of all Directors of the Company at the date of this report are set out in Note 34(d) of the Financial Report.

DIRECTORS' MEETINGS

The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

	Number of Meetings Held While in Office				Number of Meetings Attended			
Name of Director	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Robert G. Kirby	14				11			
John R. Kirby	14			1	8			1
Graham W.Burke	14		2		12		2	
Peter E. Foo	14				14			
Peter M. Harvie	14				12			
William J. Conn	14	2	2	1	10	1	1	1
Peter D. Jonson	14	2			10	2		
D. Barry Reardon	14	2	2	1	5	2	2	1

Informal procedural meetings attended by a minimum quorum of 3 Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded-off under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 15th day of September 2003

Signed) G.W. Burke
Director

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' PROFILES

ROBERT G KIRBY

Chairman, Executive Director

First joined the Board in August 1988, reappointed July 2001.

Age 52

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industries. Through the launch of Roadshow Home Video, Mr Kirby was the driving force behind the Australian video revolution of the 1980s and 1990s. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Village Roadshow Corporation Limited. Currently Deputy Chairman of Peter MacCallum Cancer Foundation; and Member of Patrons Council, Epilepsy Foundation, and Patron of Victorian Arts Centre.

Member Executive Committee

Chairman Nomination Committee

JOHN R. KIRBY

Deputy Chairman, Executive Director

Member of the Board since August 1988

Age 56

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the industry. Deputy Chairman Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994, and 1999 to 2002. Mr Kirby was the original founding director of radio station 2DayFM. Director, Austereo Group Limited, Sea World Management Limited and is Chairman of Village Roadshow Corporation Limited.

Member Executive Committee

GRAHAM W BURKE

Managing Director, Executive Director

Member of the Board and Managing Director since September 1988

Age 61

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative leaders behind Village Roadshow's development, and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2DayFM, and spent four years as the original Commissioner of the Australian Film Commission. Director Sea World Management Limited, Austereo Group Limited and is on the Board of Village Roadshow Corporation Limited.

Member Executive Committee

Member Remuneration Committee

PETER E FOO

Finance Director, Executive Director

Member of the Board since February 1998

Age 48

Bachelor of Economics with 25 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director, Sea World Management Limited and all Village Roadshow's major subsidiaries. Alternate Director Austereo Group Limited.

Member Executive Committee

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' PROFILES

PETER M HARVIE

Executive Director

Member of the Board since June 2000

Age 64

Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M Network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited; Director, Art Exhibitions Australia.

Member Executive Committee.

WILLIAM J CONN

Independent Non-Executive Director

Member of the Board since March 1992

Age 57

Spent 35 years in investment banking with Potter Warburg Limited and McIntosh Securities Limited. Mr Conn holds a Bachelor of Commerce (Hons) from the University of Melbourne and an MBA from Columbia University. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is a Director of the Australian National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee

Chairman Remuneration Committee

Member Nomination Committee

PETER D JONSON

Independent Non-Executive Director

Member of the Board since January 2001

Age 57

Bachelor of Commerce and Master of Arts. PhD from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia, including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Currently Chair of Australian Institute for Commercialisation Ltd. and Cooperative Research Centre for Microtechnology and its subsidiary companies. Serves on the Boards of other companies, including Sequoia Capital Management Ltd and Pro Medicus Ltd. Served during 2001 and 2002 as the Chair of two science related advisory committees for the Australian government, the Major National Research Facilities Committee and the Biotechnology Centre of Excellence Expert Panel.

Member Audit Committee

D BARRY REARDON

Independent Non-Executive Director

Member of the Board since March 1999

Age 72

Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 30 years in the motion picture business. Currently Executive Vice President and Assistant to the President, Paramount Pictures. Between 1978 and 1999, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution. Serves on the Boards of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee

Member Remuneration Committee

Member Nomination Committee

The following statement sets out a summary of the Company's corporate governance practices that were in place during the financial year in accordance with Listing Rule 4.10.3 and how those practices relate to the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council ("ASX Recommendations").

In ensuring the highest standards of ethical behaviour and accountability, the Board has included in its corporate governance policies those matters contained in the ASX Recommendations where applicable. However, the Board also recognises that full adoption of the above ASX Recommendations may not be practical nor provide the optimal result given the particular circumstances and structure of the Company.

Board of Directors – Role and Responsibilities

The role of the Board is to provide leadership and direction to management and to agree with management the aims, strategies and policies of the Company. It is also responsible for the overall corporate governance of the Company.

In particular, the functions and responsibilities of the Board include:

- Final approval of corporate strategy and performance objectives;
- Reviewing and ratifying of the risk management and internal control framework, codes of conduct and legal and other internal compliance programs;
- Approval and monitoring of significant capital expenditure, capital management, acquisitions and divestitures in excess of A$10m;
- Approval and monitoring of significant financial and other reporting;
- Appointment and removal of the Managing Director; and
- Monitoring compliance with corporate governance policies and assessing the appropriateness and adequacy of corporate governance policies and implementing changes or additions that are deemed fitting.

In fulfilling this responsibility the Board is supported by a number of committees whose composition is reviewed periodically. All Board Committees provide recommendations to the Board however the Executive Committee has specific powers delegated to it by the Board. With the exception of the Executive Committee, all Committees shall comprise a majority of Independent Directors and shall be suitably resourced.

Board of Directors – Composition and Membership

The composition of the Board is determined in accordance with the following principles:

- The Board shall comprise at least six Directors with an appropriate balance of Executive, Independent and Shareholder Directors, the definitions of which are:

  Executive Director — one in full time employment by the Company, either directly or through a consultancy;

  Independent Director — one who is not a substantial shareholder or associated directly with a substantial shareholder, is non-executive and is not or has not been employed in an executive capacity nor principal of a material professional advisor or consultant within the last 3 years, is not a material supplier or customer, has no material contractual relationship other than as a director, is free from any interest or business or relationship which could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company and who derives minimal or zero income (excluding Directors' Fees) from the Company compared to income from other sources;

  Shareholder Director — one with a prescribed direct, indirect or representative shareholding interest exceeding 5% of the total issued ordinary capital of the Company;

- The Board shall comprise Directors with an appropriate range of qualifications and specific industry expertise that will enable them to make a contribution to the deliberations of the Board.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
CORPORATE GOVERNANCE STATEMENT

During the financial year the names of each Director, their respective role, appointment date and classification were:

Name	Role	Appointed	Classification
Robert G. Kirby	Chairman	July 2001	Shareholder, Executive
John R. Kirby	Deputy Chairman	August 1988	Shareholder, Executive
Graham W. Burke	Managing Director	September 1988	Shareholder, Executive
Peter E. Foo	Finance Director	February 1998	Executive
Peter M. Harvie	Executive Director	June 2000	Executive
William J. Conn	Non-executive Director	March 1992	Independent *
D. Barry Reardon	Non-executive Director	March 1999	Independent
Peter D. Jonson	Non-executive Director	January 2001	Independent

* Mr. Conn meets 6 of the 7 'independence' criteria as defined in Box 2.1 of the ASX Recommendations. Notwithstanding Mr. Conn has served as a Director for over 11 years, the Company does not consider that Mr. Conn's tenure on the Board of the Company in any way adversely impacts on his independence.

The Company's constitution sets out the procedures to be followed regarding:
- the appointment, number and rotation of the Directors;
- the appointment of the Managing Director; and
- procedures for Directors' meetings, including voting.

The Board shall meet at least six times per year. Meeting guidelines ensure that Directors are provided with all necessary information to participate fully in an informed discussion of all agenda items. Informal meetings of Independent Directors are held to discuss matters of mutual interest when necessary.

Membership of the Board is the exclusive responsibility of the full Board of Directors, subject to the approval of the Company's shareholders in general meeting, based on recommendations from the Nomination Committee. A formal Letter of Appointment is provided to incoming Directors together with such appropriate induction as may be required by the incoming Director.

All Directors have access to the Company Secretary and are entitled to seek independent professional advice at the Company's expense, subject to the prior approval of the Chairperson, such approval not to be unreasonably withheld.

The Chairperson of the Company is determined by the Board of Directors, recognising the Company's ownership structure. In addition, the Board is comprised of a majority of Executive Directors. These matters are at variance to ASX Recommendations 2.1 and 2.2.

The Board is of the opinion that the executive roles of the Shareholder Directors (including the Chairperson) in the day to day operations of the Company adds value to the Company due to their material financial commitment and considerable experience in the Company's businesses. Notwithstanding the number of Independent Directors presently on the Board, the Company considers that there is adequate monitoring of the Executive Directors.

Audit Committee

The Company established an Audit Committee in 1991. In accordance with its Terms of Reference, all 3 members of the Audit Committee are Independent Directors with appropriate skills, expertise and experience. The Chairperson of the Audit Committee is an Independent Director who is not the chairperson of the Board. The Audit Committee reports directly to the Board.

The role and responsibilities of the Audit Committee includes:
- Reviewing all external reporting (published financial statements including interim statements and year-end audited statements, preliminary announcement of results prior to publication) with management and the external auditors prior to their approval by the Board, focusing in particular on:
  - Significant changes in accounting policies and practices;
  - Major judgmental areas and significant audit adjustments;
  - Adequacy and reliability of financial information provided to shareholders; and
  - Compliance with Statutory and Australian Stock Exchange reporting requirements;
- Discussing any matters arising from the audit with the external auditor;
- Seeking written representations from the Managing Director and Finance Director that the Company's financial reports present a true and fair view in all material respects of the Company's financial condition and operational results and are in accordance with relevant accounting standards;

- Reviewing the nomination, performance, independence and competence of the external auditor - Ernst & Young were appointed on 12 April 1989 and the current audit partner will be rotated off following completion of the 2003 financial year end audit;
- Approving the Internal Audit plan bi-annually and assessing the performance of the internal audit function; and
- Assessing the adequacy and effectiveness of the financial internal control framework and risk management procedures.

During the financial year the Audit Committee comprised the following members with their respective appointment dates:

William J. Conn	August 1992	Chairman, Independent Director
D. Barry Reardon	April 2000	Independent Director
Peter D. Jonson	February 2001	Independent Director

The Audit Committee meets at least twice per year and invites the audit partner and senior Company executives to its meetings as required. In addition the Audit Committee meets at least twice a year with the external auditor without management being present and the auditor will be provided with the opportunity, at their request, to meet the Board of Directors without management being present. The minutes of the Committee are provided to all Directors of the Company.

Nomination Committee

The Company established a Nomination Committee in 1998. Prior to this, membership of and nominations to the Board had been the exclusive responsibility of the Board. In accordance with its Terms of Reference, the 3 members of the Nomination Committee include the Chairperson of the Company and comprise a majority of Independent Directors.

The role of the Nomination Committee is to monitor the composition of the Board in light of corporate governance best practice, and to periodically make recommendations to the full Board.

The responsibilities of the Nomination Committee include recommending new nominees to the Board, taking into account the required skill set, relevant industry expertise and experience of potential candidates to complement that of existing Board members. Consideration is also given to the size and shareholder structure of the Company such that an incoming director would be able to make an overall positive contribution to the deliberations of the Board without adversely impacting on efficient decision making by the Board as a whole.

During the financial year the Nomination Committee comprised the following members with their respective appointment dates:

Robert G. Kirby	May 2002	Chairman
William J. Conn	July 1998	Independent Director
D. Barry Reardon	April 2000	Independent Director

The Nomination Committee meets at least annually and the Board is appraised by the Chairperson as appropriate on any relevant developments. The Board has recognised that based on its size and composition, a formal committee structure and procedures may not be optimal, and accordingly, the Nomination Committee may meet informally, on a 'needs' basis as and when a suitable candidate may be available for nomination.

In addition, the assessment of Board's overall performance and its own succession plan is conducted informally by the Chairperson and Directors on an ad hoc basis rather than through a formal evaluation process under the guidance of the Nomination Committee. This is at variance to ASX Recommendation 8.1. Nevertheless, given the Company's ownership structure and the relatively small size of the Board, the Directors consider that an appropriate and adequate evaluation of Directors occurs.

Executive Committee

In 1990 the Board established an Executive Committee which monitors and reports on the major risks affecting each business segment and develops, subject to approval of the full Board, strategies to mitigate these risks. The Executive Committee deals with all other matters apart from those matters specifically reserved for the Board, or its Audit Committee, Nomination Committee and Remuneration Committee.

The key functions and responsibilities of this Executive Committee include:

- Development of the strategic plan which encompasses the Company's vision, mission and strategy statements and stakeholders' needs;

- Implementation of operating plans and budgets by management and monitoring progress against budget as well as monitoring all significant areas of the business;
- Approval and monitoring of capital expenditure, capital management, acquisitions and divestitures, and approval of contracts less than A$10m;
- Establishment of committees to monitor and report on all aspects of risk management including environmental issues and health and safety matters;
- Review cash flow projections and gearing;
- Treasury responsibility including advising the Board on liquidity, currency and interest rate risk and credit policies; and
- Review the Company's code of conduct and corporate governance compliance.

The Management of the Company's various business segments annually bring to the Executive Committee detailed budget proposals for consideration, the final consolidated version of which is submitted to the full Board of Directors in May each year.

The Executive Committee and various Divisional Boards of the Company's subsidiaries and associates derive their mandate and operate in accordance with the Group's formal Delegation of Authority document. The Delegation of Authority document is reviewed and updated on an annual basis, with major changes approved by the Board.

During the financial year the members of this Committee were:

Graham W. Burke	(Chairperson)	Robert G. Kirby	John R. Kirby	Peter E. Foo
Peter M. Harvie	Philip S. Leggo	Julie E. Raffe	Gregory Basser	Simon T. Phillipson
Tony N. Pane	Stuart Boxer	Tim Carroll		

The Executive Committee meets at frequent intervals, at least monthly.

Remuneration Committee

The Company established a Remuneration Committee in April 1994. The Committee's Terms of Reference provide for the review of remuneration of the Company's Executive Directors, including any equity participation by such Executive Directors.

The Committee comprises 3 Directors, the majority of whom are Independent Directors. The Committee invites senior management to meetings when requiring input on management and divisional performance.

The Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairman, Deputy Chairman, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

This is at variance to ASX Recommendation 9.1 which recommends the Remuneration Committee be responsible for the remuneration overview for all senior executives; nevertheless, the Company believes it has an adequate review process in place. The Company and the Committee periodically obtain independent advice from external consultants and utilise benchmarks from comparable organisations.

At the commencement of each year the Executive Directors will submit a business plan for the forthcoming year to the Remuneration Committee for review and adoption. This will be the basis of reviewing performance at the end of the year.

All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The Company considers that the remuneration paid to Directors and senior executives is reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

The Committee meets at least twice per year.

During the financial year the Remuneration Committee comprised the following members with their respective appointment dates:

William J. Conn	April 1994	Chairman, Independent Director
D. Barry Reardon	August 1999	Independent Director
Graham W. Burke	April 2000	Managing Director.

Mr. Burke absents himself from any meeting of the Committee where his own remuneration is to be discussed.

The total cash remuneration of Independent Directors (being Directors' Fees not paid to anyone in an Executive capacity), is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meeting from time to time. Independent Directors receive $60,000 per annum plus $12,000 per annum for each Board Committee, payable quarterly in arrears. The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's Fee remuneration.

In addition, the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or ASX Listing Rules, Directors may be invited from time to time to participate in share and option plans offered by the Company.

The various share and option entitlements of all Directors and any changes are advised to the Australian Stock Exchange in accordance with the Listing Rules and Corporations Act 2001 requirements and are set out in note 34(d) to the Financial Report.

Shareholder Meetings and Communication

The Company's constitution sets out the procedures to be followed regarding:

- The convening of meetings;
- The form and requirements of the notice;
- Chairperson and quorums;
- Voting procedures, proxies, representatives and polls.

To the extent that it is practicable to do so, notices of meetings of shareholders will comply with current best practice guidelines as outlined in Attachment A to the ASX Recommendations. The format of resolutions to be put to meetings of shareholders will be clear, concise and in plain English. Distinctly separate issues will be presented in separate motions and only combined into one resolution where the subject matter requires it to be so presented.

The format of proxies will be such that shareholders will be able to clearly indicate their voting intentions and full directions on the completion of proxies will be contained in both the proxy form itself and in the notice of meeting, including any relevant voting exclusion statements.

The Directors believe that, in accordance with the Company's constitution, voting by shareholders should be determined firstly on a show of hands of those present at the meeting and by poll where requested by shareholders or by the Chairperson. The constitution sets out the circumstances in which a poll may be called by the Chairperson or by shareholders whether present in person or by proxy or by representative.

The Chairperson of meetings of shareholders shall allow a reasonable opportunity for shareholders to ask questions on those matters on the agenda that are before shareholders for consideration and to enable informed participation and voting by shareholders in the meeting. In addition, the external auditor shall attend the Company's annual general meeting and be available to answer questions about the conduct of the audit and the auditor's report on the Company's financial statements.

The Company established a corporate website at www.villageroadshow.com.au in 1999 which contains relevant information for shareholders about the Company, its operations, corporate profile, structure and other supporting information. In addition shareholders can email queries to the Company through the website, or by facsimile, by mail or by telephone.

The Company is presently redeveloping its corporate website to enable those corporate governance matters requiring public disclosure by ASX Recommendations to be posted to it. This will be completed prior to June 2004.

The Directors strive to ensure that the market is fully informed on a timely basis of all material, price sensitive information regarding the Company. In support of this objective, the Company has procedures in place to ensure that it meets its reporting and continuous disclosure obligations.

The Company Secretaries are the Company's nominated Communications Officers for liaising with the Australian Stock Exchange and are responsible for ensuring the Company's compliance with its legal and Stock Exchange reporting and disclosure obligations.

No communication is permitted to any external third party about an announcement until confirmation that the communication has been released to the market has been received from the Australian Stock Exchange. Once confirmation has been received, the Company provides a copy of its release on its corporate website as soon as possible.

Communication by the Company with external parties is the responsibility of a limited number of authorised spokespersons to ensure the consistency of information provided and to safeguard against inadvertent disclosure of price sensitive information. All communications are monitored by the Communication Officers to ensure that no material information has been inadvertently released.

In particular, the Communications Officers ensure that no price sensitive information is provided in discussions with broking analysts, investors or to the media unless it has first been released through the Australian Stock Exchange.

Corporate Code of Conduct

The Board of Directors insist on the highest ethical standards from all officers and employees of the Company and are vigilant to ensure appropriate corporate professional conduct at all times.

Standards setting out the Company's Code of Conduct by which Employees are expected to act are contained in the Employee Guide and formal contracts and letters of employment. They include:

- Insider trading and employee security trading;
- Conflicts of interest;
- Use of market power and pricing practices;
- Confidentiality and Privacy Policy;
- Compliance with Laws and Regulations;
- Employment practices including Occupational Health & Safety; and
- Maintenance, quality and safety of goods and services.

All Directors and managers have an obligation to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

All purchases of major consumables are obtained by all business segments of the Company by a periodic competitive tendering process.

Certain inter-company arrangements have been entered into between the Company and Austereo Group Limited ("Austereo"). Historically the Company and Austereo have maintained various financial and administrative arrangements and have regularly engaged in transactions with each other and their respective affiliates.

This relationship is governed by the Intercompany Agreement dated 19 January 2001 between the Company and Austereo. The Intercompany Agreement specifically states that it is the intention of both parties that the relationship between them and their respective affiliates prior to Austereo's listing on ASX will continue on the same basis while the Company continues to hold a controlling interest in Austereo.

The Intercompany Agreement requires each party to make services available to the other, either without charge, on a reduced cost basis or on a recharge basis, depending on how such services were provided prior to listing. Where costs are to be recharged, the charge is to be determined in accordance with established accounting principles, and failing agreement, the dispute will be referred to an independent person appointed by the President of the Law Institute of Victoria whose decision shall be final in determining the quantum of costs to be allocated.

In respect of the Intercompany Agreement and all other matters between the Company and Austereo, the Directors will be required to comply with the requirements of the Company's constitution and the Corporations Act 2001 governing any conflicts of interest that may arise.

Dealing in Shares

All Directors have a written contractual obligation to the Company to immediately advise the Company of all changes to their interests in shares, options and debentures, if any, in the Company and its associates for the timely reporting of any changes to the Australian Stock Exchange by the Company Secretaries.

In addition to all Directors of the Company, all members of the Executive Committee and other key corporate and divisional executives of the Village Roadshow group who are involved in material transactions concerning the Company are included in the definition of "Designated Officers". These Designated Officers are precluded from dealing in securities of the Company during the periods 31 December to release of the half year profit announcement and 30 June to the release of the full financial year end profit announcement.

Outside of those periods, no Designated Officers may deal in securities of the Company when in possession of any information which, if made publicly available, could reasonably be expected to materially affect the price of the Company's securities, whether upwards or downwards. Legal advice will be obtained by the Company Secretary on behalf of the Designated Officers in circumstances where any doubt exists.

All Directors of the Company, and of the Village Roadshow group of companies including Austereo ('the Group'), are required to provide a standing notice, updated as appropriate, giving details of the nature and extent of their 'material personal interests' in the affairs of the company and Group upon appointment as a Director. All notices are tabled and recorded in the minutes of each Directors' meeting and entered into a register which is open for inspection by all Directors and is available to all future incoming directors.

Risk Management

The Company's formal Risk Management Methodology incorporates a holistic and structured approach to the identification and mitigation of business risks by key business units. This risk approach covers strategic, operational and financial risks of each strategic business units and accountability for managing such risks rests with the CEO and CFO of each business unit, including Corporate Head Office. In accordance with the Risk Management Methodology, which was adopted by the Audit Committee in 1998, formal risk assessments are conducted twice a year, in June and December, with reporting to the Audit Committee on major risks and action plans.

The Company is progressing with the completion of the Business Impact Analysis and Risk Assessment of its Business Continuity Management project which commenced in 2002. In addition independent Occupational Health and Safety Compliance Reviews are conducted on an annual basis in key businesses of the Company.

The Company's financial structure includes a number of covenants to banks, requiring a structured level of monitoring and management to ensure compliance. The Company's Treasury Risk Policy articulates the recognition, measurement and management of interest rate risks, foreign exchange exposures, hedging, credit risk, liquidity levels and monitoring of economic and financial conditions. The parameters of the Treasury Risk Management Policy are periodically reviewed by the Executive Committee to ensure the Policy addresses current issues.

The Internal Audit Division, which is totally independent of all operating business units, performs regular reviews on significant areas of risk within business units to ensure that the internal control framework is adequate and remains effective. In addition, reviews by Internal Audit also monitor internal compliance with policies adopted by the Board including strict compliance to the Group Delegation of Authority policy document. The Internal Audit Plan is approved by the Audit Committee every six months at Audit Committee meetings. A summary of major audit findings, and control weaknesses not adequately addressed by Management, is reported directly to the Audit Committee.

Effective July 2003, the Company has established a Corporate Governance and Compliance Committee to monitor the implementation and effectiveness of sound governance policies and procedures across the Group in line with ASX Recommendations. The Committee will report on all material aspects to the Board through the Executive Committee and on the effectiveness of all compliance programs.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF FINANCIAL PERFORMANCE FOR YEAR ENDED 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
CONTINUING OPERATIONS					
Revenues from ordinary activities	(2)	1,610,369	787,253	90,292	69,140
Expenses from ordinary activities excluding borrowing costs expense	(2)	(1,621,443)	(664,832)	(56,168)	(42,708)
Borrowing costs expense	(2)	(46,533)	(25,447)	(4,853)	(5,894)
Share of net profits of associates and joint ventures accounted for using the equity method	(2)	34,273	(6,095)	-	-
Profit (loss) from ordinary activities before income tax expense from continuing operations		(23,334)	90,879	29,271	20,538
Income Tax Revenue (Expense)	(4)	(53,331)	(29,746)	-	-
Net Profit (loss) from continuing operations		(76,665)	61,133	29,271	20,538
Profit (loss) attributable to outside equity interest		17,227	24,018	-	-
Net Profit (loss) attributable to members from continuing operations		(93,892)	37,115	29,271	20,538
DISCONTINUING OPERATIONS					
Revenues from ordinary activities	(32)	164,342	47,942	-	-
Expenses from ordinary activities excluding borrowing costs expense		(107,287)	(44,751)	-	-
Borrowing costs expense		(224)	(22)	-	-
Share of net profits of associates and joint ventures accounted for using the equity method	(32)	4,946	11,263	-	-
Profit from ordinary activities before income tax expense from discontinuing operations	(32)	61,777	14,432	-	-
Income Tax Revenue (Expense)	(4)	3,422	(225)	-	-
Net Profit from discontinuing operations		65,199	14,207	-	-
Profit (loss) attributable to outside equity interest		(2,677)	221	-	-
Net Profit attributable to members from discontinuing operations		67,876	13,986	-	-
Net profit (loss) attributable to members of Village Roadshow Limited	(21)	(26,016)	51,101	29,271	20,538
Net exchange difference on translation of accounts and net investments in foreign controlled and associated entities	(21)	(72,417)	(60,233)	2,334	(2,312)
Net increase in capital profits reserve	(21)	58	19	-	-
Other revenue, expense and initial adjustments recognised directly in equity	(21)	3,557	-	-	-
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Limited and recognised directly in equity		(68,802)	(60,214)	2,334	(2,312)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Village Roadshow Limited		(94,818)	(9,113)	31,605	18,226
Basic earnings per share (cents per share)	(3)	(11.06)	10.80		
Basic earnings per share - continuing operations/excluding specific items (cents per share)	(3)	25.96	12.58		
Diluted earnings per share (cents per share)		(11.06)	10.80		
Diluted earnings per share - continuing operations/excluding specific items (cents per share)		25.96	12.58		

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2003

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	NOTES	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000
CURRENT ASSETS					
Cash assets	(6)	177,730	265,661	4	98
Receivables	(7)	298,298	217,643	1,958	205
Inventories	(8)	2,835	2,773	-	-
Film Library	(10)	472,772	-	-	-
Current tax assets		377	2,271	-	-
Other	(11)	21,018	29,032	251	183
TOTAL CURRENT ASSETS		973,030	517,380	2,213	486
NON-CURRENT ASSETS					
Receivables	(7)	205,665	342,125	1,228,660	1,232,329
Radio Licences	(9)	464,658	465,032	-	-
Film Library	(10)	640,129	-	-	-
Investments accounted for using the equity method	(12)	116,492	332,333	204	204
Other financial assets	(13)	7,643	15,710	718,156	723,975
Property, Plant & Equipment	(14)	280,758	448,791	11,217	8,922
Deferred tax assets		25,644	9,104	189	189
Intangible assets	(15)	77,301	50,557	-	-
Other	(11)	113,331	10,325	-	-
TOTAL NON-CURRENT ASSETS		1,931,621	1,673,977	1,958,426	1,965,619
TOTAL ASSETS		2,904,651	2,191,357	1,960,639	1,966,105
CURRENT LIABILITIES					
Payables	(16)	307,982	377,229	2,521	12,295
Interest bearing liabilities	(17)	514,786	17,880	1,297	232
Current tax liabilities		9,927	6,977	-	-
Provisions	(18)	23,406	44,922	4,821	29,923
Other	(19)	6,430	10,139	-	-
TOTAL CURRENT LIABILITIES		862,531	457,147	8,639	42,450
NON-CURRENT LIABILITIES					
Payables	(16)	62,480	77,424	-	-
Interest bearing liabilities	(17)	727,594	267,937	3,812	161
Convertible notes	(17)	25,598	25,643	25,598	25,643
Deferred tax liabilities		125,403	76,973	1,612	1,612
Provisions	(18)	15,435	9,188	-	-
Other	(19)	7,617	75,436	1,019	1,194
TOTAL NON-CURRENT LIABILITIES		964,127	532,601	32,041	28,610
TOTAL LIABILITIES		1,826,658	989,748	40,680	71,060
NET ASSETS		1,077,993	1,201,609	1,919,959	1,895,045
EQUITY					
Parent entity interest					
Contributed equity	(20)	925,221	932,004	925,221	932,004
Convertible notes	(20)	14,866	14,866	14,866	14,866
Reserves	(21)	(88,133)	(14,914)	3,844	1,510
Retained Profits	(21)	105,353	126,952	976,028	946,665
Total parent interest in equity		957,307	1,058,908	1,919,959	1,895,045
Total outside equity interest	(22)	120,686	142,701	-	-
TOTAL EQUITY		1,077,993	1,201,609	1,919,959	1,895,045

Refer Note 32 for details of the assets and liabilities relating to the discontinuing operations.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from Customers		1,197,372	853,366	-	-
Payments to Suppliers and Employees *		(1,256,860)	(648,011)	(37,468)	(21,878)
Dividends and Distributions Received		37,897	11,974	21,404	17,863
Interest Received		15,474	24,289	39,006	33,637
Borrowing Costs		(47,241)	(26,002)	(4,743)	(5,392)
Income Taxes Paid		(14,506)	(26,832)	-	-
Partnership Profits Received		2,617	686	-	-
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(6)	(65,247)	189,470	18,199	24,230
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of Property, Plant & Equipment		(52,745)	(91,316)	(3,433)	2,292
Sale of Property, Plant & Equipment		134,337	11,540	3,631	278
Purchase of Investments		(53,898)	(48,573)	-	-
Sale of Investments		298,207	20,426	6,477	-
Loans to Controlled Entities		-	-	(956)	(330)
Loans to Other Entities		(582,119)	(151,707)	-	-
Loans Repaid by Other Entities		177,318	113,946	-	96,613
Other		(106)	(3,673)	-	-
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		(79,006)	(149,357)	5,719	98,853
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from Issues of Shares, Options		-	19,779	-	19,778
Borrowings		498,535	93,612	1,537	-
Repayment of Borrowings		(387,315)	(127,672)	-	(101,811)
Dividends Paid		(39,498)	(53,747)	(25,549)	(41,178)
Other (incl. payment for buy-back of shares)		(15,400)	(9,718)	-	-
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		56,322	(77,746)	(24,012)	(123,211)
NET INCREASE (DECREASE) IN CASH HELD		(87,931)	(37,633)	(94)	(128)
Cash at Beginning of Year		265,661	303,294	98	226
CASH AT END OF YEAR	(6)	177,730	265,661	4	98

Refer Note 32 for details of the net cash flows relating to the discontinuing operations included in the Consolidated Statement of Cash Flows.

* With effect from 11 February 2003, payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period 11 February - 30 June 2003, $257.5 million was expended on copyright assets.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.
The financial statements have been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements are those of the economic entity, comprising Village Roadshow Limited (the chief entity) and all entities which the chief entity controlled from time to time during the year and at year's end.

The consolidated financial statements include the information contained in the financial statements of Village Roadshow Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, and unrealised profits arising from intra-economic entity transactions, have been eliminated in full.

(c) Capitalisation of Borrowing Costs

Costs attributable to borrowings used to finance capital works are included in the cost of those works while those works are being completed.

(d) Recoverable Amount of Non-current Assets

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. Recoverable amounts are determined on the basis of expected future net cash flows derived from their use and subsequent disposal. The expected cash flows have been discounted to present values in determining recoverable amounts.

(e) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

(f) Property, Plant and Equipment

Cost and Valuation

All classes of property, plant and equipment including freehold land and buildings on freehold land are measured at cost.

Depreciation and Amortisation

Buildings and improvements are depreciated over forty years using the straight line method.
Plant, equipment and vehicles are depreciated between three and twenty years using the straight line or reducing balance method.
Leasehold improvements are amortised over the unexpired occupancy periods generally between five and eight years using the straight line method. Finance lease assets are amortised over the period the économic entity is expected to benefit from the use of those assets, generally between three and five years.
These depreciation rates remain unchanged from the prior period.

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the economic entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale and Exploitation of Film Productions

Refer to note 1 (t).

Sale of Other Goods

Control of the goods has passed to the buyer.

Rendering of Services

Control of a right to be compensated for the services has been attained. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date.

Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Dividends

Control of a right to receive consideration for the investment in assets has been attained.

Royalties

Control of a right to receive consideration for the provision of the asset has been attained.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(h) Foreign Currency

Conversion of transactions -
Transactions in foreign currencies of entities within the economic entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by entities within the economic entity that are outstanding at balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Gains and losses arising from conversions of foreign currency transactions or balances, whether realised or unrealised, are brought to account in determining profit or loss for the period in which they occur.

Translation of overseas accounts -
Where overseas operations are deemed to be integrated foreign operations the accounts are translated using the temporal method, otherwise, accounts are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(i) Goodwill

Goodwill is amortised on a straight line basis over 20 years, this being the period in which the future benefits are expected to arise.

(j) Investments

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in the chief entity financial report. All other non-current investments are carried at the lower of cost and recoverable amount.

(k) Interests in Joint Ventures

Interests in unincorporated joint venture operations are accounted for by including the relevant share of output and expenses in operating results for the year and share of assets and liabilities under the appropriate classification categories in the balance sheet.

Interest in joint venture entities/partnerships where joint control exists are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

(l) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset are transferred to entities within the economic entity, are classified as finance leases. All other leases are classified as operating leases.

Finance leases are capitalised by recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments under operating leases are treated as expenses in the period in which they fall due for payment.

(m) Radio Licences

Austereo's Radio Licences are carried at original cost. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ("DCF") of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's weighted average cost of capital as at the most recent balance date. The independent valuation also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

Directors are of the view that the depreciable amount of the Group's radio licenses is negligible, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore, the Directors see no reason why this situation should not prevail beyond this outlook period. The depreciable amount is being amortised over a period of 20 years for the purpose of the financial statements.

(n) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Corporation rules, this tax has been provided for in the accounts.

Income from film production activities earned in offshore jurisdictions is evaluated on an annual basis. A determination is made as to the likelihood of repatriation of profits to Australia, and where it is virtually certain that no repatriation will occur in the foreseeable future the income is not tax effected for Australian purposes.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(o) Valuation of Inventories

Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis.

(p) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.
In respect of the economic entity's superannuation and retirement plans described in Note 25, any contributions made to the plans by the entities within the economic entity are charged against profits when due.

(q) Earnings per Share

Basic earnings per share is determined by dividing the net profit attributable to members and after preference dividends by the weighted average number of ordinary shares adjusted for any bonus element.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year, adjusted for any bonus element.

(r) Financial Instruments

Accounting policies with respect to financial instruments including derivatives are included at Note 33.

(s) Changes in Accounting Policies

Provision for Dividends

The consolidated entity has adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has resulted in a change in the accounting for the provision for dividends. Previously, the consolidated entity recognised a provision for dividends based on the amounts that were proposed or declared after the reporting date. In accordance with the requirements of the new Standard, a provision for dividends will only be recognised at the reporting date where the dividends have been declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $25.6m (refer note 18(a)). As no dividends are going to be declared for the year ended 30 June 2003 there will be no provision for dividends to adjust in the 30 June 2003 Statement of Financial Position.

(t) Film Production

(i) Producer & Overhead Fees Receivable

Prior to the acquisition of the additional 80.1% equity in Village Roadshow Films (BVI) Limited ("VRF") by the Village Roadshow Limited Group ("VRL group") effective 11 February 2003, all Producer & Overhead fees receivable by the VRL group (including Producer & Overhead fees receivable from VRF) were recognised as income.

From 11 February 2003 onwards, only Producer & Overhead fees receivable from parties other than VRF have been recognised as income, and Producer & Overhead fees receivable by the VRL group from VRF have been eliminated against the Film Cost asset shown in the Statement of Financial Position.

(ii) Recognition of Film Production Revenue and Expenses

Revenue and Expenses - General

All revenue and expenses (except Film Production costs) are recognised in the Statement of Financial Performance as they are incurred. Revenue includes Producer & Overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations, divisional overheads and financing costs.

Film Production Costs

Film Production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of Film Production Costs

Film Production Costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of the films released as at each balance date. In the event an ultimate loss is projected for films released as at each balance date, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Revenue earned to date, total expected revenue and amortisation amounts utilised in the above calculations are based on the total portfolio of films released as at each balance date.

Impact of Films Released after Balance Date on Profitability of Portfolio of Films Released as at Balance Date

Films released after balance date but prior to lodgement of results are included in the review of overall portfolio profits. Films committed to at balance date but unreleased as at lodgement of results are reviewed, on a conservative basis, for potential future losses. Where a future loss can be reasonably predicted, this loss is taken into account in determining the overall portfolio film profits at balance date.

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS					
(a) RECONCILIATION OF OPERATING PROFIT					
Net Profit (loss) for the period attributable to members - continuing operations		(93,892)	37,115	29,271	20,538
Less: Specific items after tax - continuing operations	(2 (e))	(154,942)	(18,195)	-	-
Net Profit (loss) excluding Specific items attributable to members - continuing operations		61,050	55,310	29,271	20,538
(b) REVENUES FROM ORDINARY ACTIVITIES					
Revenues from operating activities					
Sales revenue		1,263,686	699,784	2,716	3,036
Revenues from non-operating activities					
Commissions/Fees		17,232	14,594	12,925	10,489
Dividends from -					
Controlled entities		-	-	21,404	17,863
Other entities		189	121	115	-
Interest from -					
Other entities		8,036	13,671	21	8
Associated entities (cinema interests)		7,432	9,578	-	-
Controlled entities		-	-	38,985	33,629
Proceeds on partial sale of controlled entity		-	11,753	-	-
Sale of other non-current assets *		286,640	10,766	10,108	3,278
Rental income		4,331	8,475	1	-
Other income		22,823	18,511	4,017	837
		346,683	87,469	87,576	66,104
Total revenues from ordinary activities		1,610,369	787,253	90,292	69,140

* Includes $266.0 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e).

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method - continuing operations					
Share of associates' net profits	(12 (a))	31,656	(6,781)	-	-
Share of joint venture entities'/ partnerships' net profits	(12 (b))	2,617	686	-	-
		34,273	(6,095)	-	-

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS (Cont'd)				
(c) EXPENSES				
Employee expenses -				
Employee benefits	10,953	9,711	1,401	1,365
Remuneration and other employee expenses	161,535	163,126	21,994	22,067
Total Employee expenses	172,488	172,837	23,395	23,432
Cost of goods sold	16,705	13,485	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	84,732	98,255	961	1,030
Operating lease rental - contingent rental payments	1,592	326	-	-
Other occupancy expenses	34,031	35,666	470	439
Total occupancy expenses	120,355	134,247	1,431	1,469
Film hire and other film expenses	566,088	101,490	-	-
Depreciation of -				
Buildings & improvements	4,327	1,841	-	-
Plant, equipment & vehicles	36,152	34,704	1,413	1,491
Amortisation of -				
Goodwill	2,694	1,733	-	-
Leasehold improvements	6,323	7,941	19	9
Finance lease assets	2,692	2,257	491	73
Goodwill on consolidation	941	2,311	-	-
Deferred expenditure	552	504	251	175
Other intangibles	459	494	-	-
Investment in completed films	101,279	7,189	-	-
Total depreciation and amortisation	155,419	58,974	2,174	1,748
Net book value of assets sold *	286,685	15,914	9,456	2,063
Net realised foreign currency (gains)/losses	201	(4,254)	(11)	-
Deferred expenditure and developments costs written off	23,911	5,040	-	480
Write-off of costs relating to Film Production finance restructuring (refer note 2(e))	49,356	-	-	-
Write-down of assets and loans (refer note 2(e))	75,861	3,975	-	-
Management and services fees paid	4,186	7,832	2,739	-
Advertising and promotions	15,769	20,923	2,040	-
Regulatory and licencing fees	16,803	17,012	147	-
Settlement and other discounts	16,358	17,760	-	-
Telecommunications	6,786	7,202	594	-
General and administration expenses				
Provision for doubtful debts	628	1,014	21	-
Bad debts written off - other	502	646	70	-
Other general and administration expenses	93,342	90,735	14,112	13,516
Total general and administration expenses	94,472	92,395	14,203	13,516
Total expenses excluding borrowing costs expense	1,621,443	664,832	56,168	42,708
Borrowing costs expense -				
Associate and other entities	20,692	24,939	4,610	5,844
Finance lease interest	738	382	133	28
Other borrowing expenses	25,103	126	110	22
Total Borrowing costs expense	46,533	25,447	4,853	5,894

Refer note 32 for details of revenues and expenses from discontinuing operations.

* Includes $265.2 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e).

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS (Cont'd)				
(d) LOSSES AND GAINS				
Net Profit (loss) on sale of:				
Property, plant & equipment	1,457	322	(4)	3
Investments	(1,442)	6,284	-	(48)
Profit on redemption of convertible notes	526	2,823	526	2,823
(e) SPECIFIC ITEMS				
The following items are relevant in explaining the financial performance of the group.				
Partial sale of controlled entity:				
Proceeds	-	11,753	-	-
Cost of investment sold	-	(4,072)	-	-
Profit from partial sale of controlled entity	-	7,681	-	-
Loss on currency devaluation - associate	-	(19,154)	-	-
Write-down of assets and loans	(75,861)	(3,975)	-	-
Write-off of costs relating to Film Production finance restructuring	(49,356)	-	-	-
Net loss on sale of assets & provisions for legal costs & lease exit costs	(1,928)	-	-	-
Total profit (loss) from specific items before tax	(127,145)	(15,448)	-	-
Provision for non-current tax liabilities	(28,955)	-	-	-
Total profit (loss) from specific items after tax	(156,100)	(15,448)	-	-
Outside Equity Interest	1,158	(2,747)	-	-
Total attributable profit (loss) from specific items after tax	(154,942)	(18,195)	-	-

(3) EARNINGS PER SHARE

	CONSOLIDATED 2003	2002
(a) Earnings Per Share:		
Basic EPS	(11.06) cents	10.80 cents
Total EPS (Note i)	(5.35) cents	10.60 cents
(b) Earnings Per Share adjusted to eliminate discontinuing operations and specific items from the calculations:		
Basic EPS	25.96 cents	12.58 cents
Total EPS (Note i)	12.55 cents	11.47 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (basic) was 235,178,467 (2002 235,837,637). The weighted average number of total issued shares during the year used in determining total earnings per share (basic) was 486,374,946 (2002 482,294,067).

There are no potential ordinary shares that are dilutive.

(i) Total EPS represents Earnings Per Share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(4) INCOME TAX				
Prima facie income tax attributable to reported profit (loss) from ordinary activities - continuing operations	(7,000)	27,264	8,781	6,161
Which is adjusted for -				
Tax effect of permanent differences				
Non tax deductible expenses	1,731	1,623	177	61
Rebatable dividends	-	-	(6,421)	(5,359)
Non taxable income	(3,258)	(16,457)	-	-
Provision for non-current tax liabilities (refer note 2(e))	28,955	-	-	-
Current losses not booked	43,185	15,486	-	-
Prior year losses not previously brought to account	-	-	(2,537)	(863)
After-tax equity (profits) losses included in pre-tax profit	(9,497)	2,034	-	-
After-tax partnership (profits) losses included in pre-tax profit	(785)	(206)	-	-
Income tax expense - continuing operations	53,331	29,746	-	-
Income tax expense - discontinuing operations	(3,422)	225	-	-
Total income tax expense	49,909	29,971	-	-
The following future income tax benefits arising from tax losses of controlled entities have not been brought to account as realisation of those benefits is not virtually certain -				
Benefits for revenue losses	73,391	104,528	-	-
Benefits for capital losses	29,976	73,795	-	-

These benefits will only be obtained if:

(a) the entity derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;
(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and
(c) no changes in tax legislation adversely affect the entity from realising the benefits of deductions for the losses.

Effective 1 July 2002, for the purposes of taxation, Austereo Group Limited and its 100% owned subsidiaries have formed a tax consolidated group. Members of the group have entered into a tax sharing agreement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Austereo Group Limited. Austereo Group Limited has not formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

Village Roadshow Limited and its 100% owned Australian subsidiaries currently intend to form a tax consolidated group effective from 1 July 2003. Members of the group currently intend to enter into a tax sharing agreement for the reasons discussed above.

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(5) DIVIDENDS PAID OR PROVIDED				
(a) Dividends proposed and recognised as a liability :				
A Class Preference shares -				
Nil (2002: 10.175 cents per share, franked to 9.205 cents)	-	25,640	-	25,640
(b) Dividends paid during the year:				
Ordinary shares -				
Nil (2002: 7.175 cents per share, franked to 2.817 cents)	-	16,939	-	16,939
A Class Preference shares -				
10.175 cents per share, franked to 9.205 cents (2002: 10.175 cents per share, franked to 3.995 cents)	25,640	24,440	25,640	24,440
	25,640	41,379	25,640	41,379
Franking credit balance as at the end of the financial year (at 30%)			2,190	7,888

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(6) STATEMENT OF CASHFLOWS				
(a) RECONCILIATION OF CASH				
Cash balance comprises:				
Cash on hand and at bank	83,093	110,974	4	98
Deposits at call	94,637	154,687	-	-
	177,730	265,661	4	98

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(6) STATEMENT OF CASHFLOWS (cont.)

(b) RECONCILIATION OF OPERATING PROFIT AFTER TAX TO NET OPERATING CASH FLOWS

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Net operating profit (continuing and discontinuing operations)	(11,466)	75,340	29,271	20,538
Adjust for:				
Depreciation (including $7k from discontinuing operations (2002 Nil))	40,486	36,545	1,413	1,491
Amortisation (including $3k from discontinuing operations (2002 Nil))	114,943	22,429	761	256
Provisions	87,723	11,528	538	-
Profit on disposal of assets	(76,605)	(2,909)	(652)	(1,214)
Non-operating expense (VRF write-down - refer Note 1 to Note 6(c)(i))	28,887	-	-	-
Exchange (profit)/loss	200	(4,214)	(11)	-
Net equity accounted profits	1,189	7,372	-	-
Profit on conversion of convertible notes	(526)	(2,823)	(526)	(2,823)
Changes in assets & liabilities:				
Trade receivables	(161,441)	66,344	(1,752)	3,839
Trade creditors	118,858	(4,030)	(9,772)	2,732
Tax payable	4,844	(2,252)	-	-
Unearned income	(2,639)	9,727	-	-
Other payables and provisions	10,445	(18,222)	-	(876)
Film library (refer Note 1)	(257,474)	-	-	-
Inventories	(69)	385	-	-
Capitalised borrowing costs	(69)	(1,144)	-	-
Non current tax liabilities	30,559	3,832	-	-
Prepayments and other assets	6,908	(8,438)	(1,071)	287
Net operating cash flows	(65,247)	189,470	18,199	24,230

Note 1. With effect from 11 February 2003, payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period 11 February - 30 June 2003, $257.5 million was expended on copyright assets.

(c) ACQUISITION AND DISPOSAL OF CONTROLLED ENTITIES

(i) Effective 11 February 2003, the economic entity increased its ownership of Village Roadshow Films (BVI) Limited ("VRF") from 19.9% to 100%. The aggregate net assets acquired were:

	2003 $ '000	2002 $ '000
Cash assets	78	-
Security deposits	105,356	-
Film library	934,900	-
Setup costs	22,489	-
Payables	(484)	-
Non-current interest bearing liabilities	(807,464)	-
Fair value of net assets acquired	254,875	-
Cash consideration paid	254,875	-

Note 1. An additional equity premium of $28.9 million was paid in respect of the acquisition of VRF. This was not included in VRF's pre-acquisition balance sheet and has since been written off on consolidation.
Note 2. The amounts shown above in relation to the acquisition of VRF are calculated based on the 30 June 2003 USD/AUD exchange rate of 0.6670. The USD/AUD exchange rate at acquisition date of 11 February 2003 was 0.5927.

(ii) Effective 13 July 2001, the economic entity acquired the remaining 50% interests in Village Roadshow Greece SA and Cinemax SA, entities which were previously equity accounted. The additional 50% of aggregate net assets of these acquired entities upon acquisition were:

	2003 $ '000	2002 $ '000
Cash assets	-	2,912
Receivables	-	406
Inventories	-	30
Current tax assets	-	560
Other current assets	-	128
Property, plant & equipment	-	16,522
Payables	-	(5,118)
Interest bearing liabilities	-	(1,465)
Current tax liabilities	-	(129)
Provisions	-	(666)
Other non-current liabilities	-	(52)
Non current tax liabilities (PDIT)	-	(96)
Fair value of net assets acquired	-	13,032
Goodwill arising on acquisition	-	8,351
Cash consideration paid	-	21,383

(6) STATEMENT OF CASHFLOWS (cont.)

(iii) Effective 28 March 2002, 50% of the shares in Radio Newcastle Pty. Limited were sold, which resulted in that company ceasing to be a wholly-owned subsidiary, and becoming an associated company. Proceeds on sale of the 50% interest were $11.75 million (refer also note 2(e)).

(d) UNDRAWN CREDIT FACILITIES

The economic entity has undrawn credit facilities at balance date of $525.5 million (2002 $198.2 million) which includes $337.2 million relating to Village Roadshow Films (BVI) Limited.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(7) RECEIVABLES				
CURRENT:				
Trade and other debtors	295,326	158,088	1,958	205
Provision for doubtful debts	(17,658)	(14,868)	-	-
	277,668	143,220	1,958	205
Due from associated entities	20,151	5,201	-	-
Other advances	479	69,222	-	-
	298,298	217,643	1,958	205
NON-CURRENT:				
Unsecured advances - other	26,999	167,148	7	3,162
Provision for non recovery	(2,598)	(2,598)	-	-
	24,401	164,550	7	3,162
Secured advances - executive loans [1] (refer also Note 34(d))	27,638	35,200	-	-
Provision for non recovery [2]	(828)	-	-	-
	26,810	35,200	-	-
Owing by -				
Controlled entities - secured	-	-	1,228,653	1,229,167
Associated entities [3]	154,454	142,375	-	-
	205,665	342,125	1,228,660	1,232,329

[1] Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.
Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.
Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.
[2] Provision for non-recovery against secured advances - executive loans, relates to the non-declaration of dividends by Village Roadshow Limited, which impacts the recovery of accrued interest.
[3] Amounts owing by associated entities includes a loan to Village Cinemas SA, the group's associated company in Argentina, of A$25.0 million, based on 30 June 2003 exchange rates. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
(8) INVENTORIES	$ '000	$ '000	$ '000	$ '000
CURRENT:				
Merchandise held for resale - cost	2,835	2,773	-	-
(9) RADIO LICENCES				
At cost	465,558	465,632	-	-
Less amortisation	(900)	(600)	-	-
	464,658	465,032	-	-

As at 30 June 2003, Austereo Group Limited reflect the value of Radio Licenses at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Limited group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.7 million. Both the $926.7 million and $464.7 million amounts referred to above represent 100% of the Radio Licences.

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(10) FILM LIBRARY					
CURRENT:					
Film library		522,814	-	-	-
Less amortisation		(50,042)	-	-	-
		472,772	-	-	-
NON-CURRENT:					
Film library		719,837	-	-	-
Less amortisation		(79,708)	-	-	-
		640,129	-	-	-
(11) OTHER ASSETS					
CURRENT:					
Film projects, production advances and other work in progress		33,161	41,690	-	-
Less amortisation		(25,017)	(28,832)	-	-
		8,144	12,858	-	-
Prepayments		9,485	14,772	251	183
Distribution rights (net) and other assets		3,389	1,402	-	-
		21,018	29,032	251	183
NON-CURRENT:					
Security deposits		110,878	3,525	-	-
Other assets		2,453	6,800	-	-
		113,331	10,325	-	-
(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
NON CURRENT:					
Investments in associates - unlisted shares		116,625	164,169	204	204
Provision for diminution in value		(12,012)	(12,537)	-	-
	12 (a)	104,613	151,632	204	204
Investments - joint venture entities/partnerships	12 (b)	11,879	180,701	-	-
		116,492	332,333	204	204

(a) Investments in associates

(i) Share of associates' profits/(losses) - continuing operations:	2003	2002
Operating profits/(losses) before income tax	40,925	3,449
Income tax (expense)/benefit attributable to operating profits/(losses)	(7,590)	(8,429)
Operating profits/(losses) after income tax	33,335	(4,980)
Amortisation of goodwill on acquisition	(1,679)	(1,801)
Share of associates' profits/(losses) - continuing operations	31,656	(6,781)

(ii) Summarised contribution to profits/(losses) - continuing operations by entity:

Entity	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2003 $ '000	2002 $ '000
Ballarat Cinemas Pty. Limited	(202)	(218)
Dartina Developments Limited	2,672	1,483
Radio Newcastle Pty. Limited	991	140
Roadshow Distributors Pty. Limited	8,109	(135)
Roadshow Unit Trust	1,226	2,357
Sea World Property Trust	7,254	7,736
Tri-Village Developments BV	4,217	(52)
Village Cinemas SA	-	(20,801)
Warner Village Cinemas SPA	-	(3,261)
Warner Village Exhibition Limited	4,839	4,644
Val Morgan Holdings Pty. Limited	1,809	-
Warner Roadshow Film Distributors Greece SA	(18)	224
Warner Village (Design & Build) Limited	425	1,074
Other	334	28
	31,656	(6,781)

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000
(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)		
(a) Investments in associates (Cont.)		
(iii) Equity accounted share of associates:		
Accumulated profits/(losses):		
At beginning of year	(6,073)	947
At end of year	(3,458)	(6,073)
Other reserves:		
At beginning of year	(1,301)	22,799
At end of year	(7,378)	(1,301)
(iv) Carrying amount of investments in associates:		
Balance at beginning of year	151,632	178,700
Investments equity accounted for the first time	65	3,920
Net increase / (decrease) in cost of Investments	(24,985)	16,393
Investments no longer equity accounted	-	(4,375)
Investments sold	(47,088)	(15,086)
Tax on unit trust and partnership profits	2,380	3,551
Share of associates' profit (loss) - continuing	31,656	(6,781)
Share of associates' profit - discontinuing	4,946	11,262
Dividends from associates	(7,916)	(11,853)
Share of associates' increase (decrease) in reserves	(6,077)	(24,099)
Balance at end of year	104,613	151,632

Equity accounted carrying amount of investments in associates represented by:

Name	Business	% owned	CONSOLIDATED CARRYING VALUES 2003 $ '000	CONSOLIDATED CARRYING VALUES 2002 $ '000
All Asia Radio Technologies Sdn Bhd	Music media	50.00%	193	230
Ballarat Cinemas Pty. Limited	Cinema owner	50.00%	4,209	4,411
Cinematografica Junin SA [1]	Cinema investor	55.00%	-	-
CGV Company Limited [2]	Cinema operator	-	-	44,129
Dartina Development Limited	Multiplex investor	50.00%	429	-
Five Hundred Chapel Street Pty. Limited	Nominee company	50.00%	158	158
Perth FM Facilities Pty. Limited [1]	Radio transmitter	66.70%	512	534
Radio Newcastle Pty. Limited	Radio broadcaster	50.00%	4,912	3,920
Roadshow Distributors Pty. Limited	Film distributors	50.00%	22,435	14,151
Roadshow Unit Trust	Film distributor to TV	50.00%	12,151	7,574
Sea World Property Trust	Theme park lessor	50.00%	33,288	60,054
Subiaco Cinemas Unit Trust	Cinema operator	24.90%	306	-
Sydney FM Facilities Pty. Limited	Radio transmitter	50.00%	494	485
Tri-Village Developments BV	Cinema developer	50.00%	9,822	5,973
Val Morgan Holdings Pty. Limited [3]	Cinema advertiser	33.33%	1,974	-
Village Cinemas SA [1]	Cinema operator	55.00%	-	-
Village Force Cinemas Limited	Cinema manager	50.00%	758	544
Warner Roadshow Film Distributors Greece SA	Film distribution	50.00%	616	633
Warner Village (Design & Build) Limited	Cinema design & building	50.00%	1,167	849
Warner Village (D&B) Limited	Cinema design & building	49.99%	262	284
Warner Village Cinemas SPA	Cinema owner/operator	45.00%	-	-
Warner Village Exhibition Limited	Cinema operator	49.99%	10,574	6,696
Other equity accounted entities in aggregate	N/A	N/A	353	1,007
			104,613	151,632

[1] Although the economic entity has ownership interests of more than 50% in the issued share capital of Village Cinemas SA (and its subsidiary, Cinematografica Junin SA) and Perth FM Facilities Pty. Limited, it does not control the voting rights. Consequently, it has been determined with reference to AASB 1016: Accounting for Investments in Associates, that the economic entity has significant influence over these entities as opposed to control. They have therefore been accounted for as associates.

[2] Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company sold its 50% interest in CGV Company Limited, the operator of the Korean cinema circuit.

[3] Effective 24 December 2002, the Village Roadshow Limited group acquired 33.33% of the Val Morgan Holdings Pty. Limited Group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Limited and MEG Holdings Limited. As part of the regulatory approvals for this acquisition, two of the three parties are required to divest their interests by no later than 24 June 2004.

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(a) Investments in associates (Cont.)

(v) Share of net assets of associates

The economic entity's share of net assets of associates in aggregate is:

	CONSOLIDATED 2003 $ '000	2002 $ '000
Current assets	191,999	250,530
Non-current assets	514,854	925,790
Current liabilities	(173,240)	(226,578)
Non-current liabilities	(427,492)	(858,244)
Net assets	106,121	91,498

(vi) Events Subsequent to Reporting Date:
No event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(vii) The annual balance date of associated entities is 30 June except for the following:

Golden Village (Taiwan) Co. Limited	31 December
Sea World Property Trust	31 December
Warner Village Cinemas Company Limited	30 November
Warner Village Cinemas SPA	30 November
Warner Village (D&B) Limited	30 November
Warner Village (Design & Build) Limited	30 November
Warner Village Exhibition Limited	30 November
Warner Village Film Distributors Greece SA	31 December
Warner Village Investments Limited	30 November
Warner Village Trustees Limited	30 November

(b) Interests in joint venture entities/partnerships

(i) Share of joint venture entities'/partnerships' profits/(losses):	CONSOLIDATED 2003 $ '000	2002 $ '000
Operating profits/(losses) before income tax	3,739	980
Income tax expense/(benefit) attributable to operating profits/(losses)	(1,122)	(294)
Operating profits/(losses) after income tax	2,617	686
Amortisation of goodwill on acquisition	-	-
Share of joint venture entities'/partnerships' profits/(losses)	2,617	686

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(b) Interests in joint venture entities/partnerships (Cont.)

(ii) Summarised contribution to profits/(losses) by entity:

	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX	
	2003	2002
Entity	$ '000	$ '000
Albury Regent Cinemas Partnership	287	302
Sea World Aviation Partnership	241	61
Sea World Enterprises Partnership	(143)	782
Tasmanian Cinemas Partnership	(277)	(147)
Warner Village Exhibition Management Partnership	79	(2,347)
Warner Village Cinema Management Partnership	261	294
Warner Village Theme Parks Partnership (previously Movie World Enterprises Partnership)	2,169	1,741
	2,617	686

(iii) Equity accounted share of joint venture entities/partnerships:

	2003	2002
Accumulated profits/(losses):		
At beginning of year	20,291	22,742
At end of year	21,106	20,291
Other reserves:		
At beginning of year	-	-
At end of year	-	-

(iv) Carrying amount of investment in joint venture entities/ partnerships:

	2003	2002
Balance at beginning of year	180,701	187,323
Share of operating profit before tax	3,740	980
Income tax expense	(1,122)	(294)
Net distributions	(157,814)	(2,683)
Change in carrying value due to currency revaluation	(13,626)	(4,625)
Balance at end of year	11,879	180,701

Name	Business	% owned	CONSOLIDATED CARRYING VALUES 2003 $ '000	2002 $ '000
Albury Regent Cinemas	Cinema operator	50.00%	216	106
Sea World Aviation	Helicopter ride operator	50.00%	1,051	914
Sea World Enterprises [1]	Theme park operator	-	-	1,996
Tasmanian Cinemas	Cinema operator	50.00%	2,500	2,896
Warner Village Cinema Management	Manager of cinema business	50.00%	1,578	1,347
Warner Village Exhibition Management	Manager of cinema business	50.00%	3,293	3,477
Warner Village Investments Limited	Investor in cinema operator	49.99%	-	167,821
Warner Village Theme Parks (previously Movie World Enterprises) [1]	Theme park operator	50.00%	3,241	2,144
			11,879	180,701

[1] Effective 1 December 2002, the Movie World Enterprises Partnership was re-named as Warner Village Theme Parks Partnership, and the operations previously conducted by the Sea World Enterprises Partnership were transferred into the Warner Village Theme Parks Partnership.

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(b) Interests in joint venture entities/partnerships (Cont.)

(v) Share of net assets of joint venture entities/partnership interests
The economic entity's share of net assets of partnership interests in aggregate is:

	CONSOLIDATED 2003 $ '000	2002 $ '000
Current assets	17,533	18,372
Non-current assets	43,734	449,770
Current liabilities	(14,705)	(13,133)
Non-current liabilities	(34,551)	(274,168)
Net assets	12,011	180,841

(vi) Events Subsequent to Reporting Date:
No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vii) The annual balance date of joint venture entities/partnership interests is 30 June except for the following:

Sea World Aviation	30 November
Warner Village Cinema Management	30 November
Warner Village Exhibition Management	30 November
Warner Village Investments Limited	30 November
Warner Village Theme Parks (previously Movie World Enterprises)	30 November

(13) OTHER FINANCIAL ASSETS

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
NON CURRENT:				
Investments at cost comprise:				
Shares - Unlisted [1]	7,643	15,710	24	5,843
- Controlled Entities	-	-	718,132	718,132
	7,643	15,710	718,156	723,975

[1] As at 30 June 2002, the Company held a 19.9% investment in Village Roadshow Films (BVI) Limited ("VRF"), at cost of $5.8 million.

On 11 February 2003, the Company announced a comprehensive finance restructuring for the Film Production Division and the expansion of the co-production deal with Warner Bros. This involved the Village Roadshow Limited Group increasing its ownership of VRF from 19.9% to 100%, and the revolving debt facility was increased to US$900 million. Refer also note 6(c)(i) for details of the acquisition.

(a) Investments in controlled entities:

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
2 Day FM Australia Pty. Limited	AUST	100.00%	-	-
AEO Co Pty. Limited	AUST	59.72%	-	-
Allehondro Pty. Limited	AUST	100.00%	-	-
Animus No. 2 Pty. Limited	AUST	100.00%	-	-
Ants at Work AE	GREECE	100.00%	-	-
Aqua Del Rey International Pty. Limited	AUST	100.00%	1	1
Aras Park Pty. Limited	AUST	100.00%	-	-
Austereo Broadcast Data Pty. Limited	AUST	59.72%	-	-
Austereo Capital FM Pty. Limited	AUST	59.72%	-	-
Austereo Direct Marketing Pty. Limited	AUST	59.72%	-	-
Austereo Entertainment Pty. Limited	AUST	59.72%	-	-
Austereo ESP Finance Pty. Limited	AUST	59.72%	-	-
Austereo Group Limited (Listed)	AUST	59.72%	445,156	445,156
Austereo International Pty. Limited	AUST	59.72%	-	-
Austereo Investments Pty. Limited	AUST	59.72%	-	-
A-Live Worldwide Pty. Limited (previously Austereo Live Pty Ltd)	AUST	59.72%	-	-
Austereo Mall Advertising Pty. Limited	AUST	59.72%	-	-
Austereo Narrowcast Pty. Limited	AUST	59.72%	-	-
Austereo Pty. Limited	AUST	59.72%	-	-
Austereo Television Productions Pty. Limited	AUST	59.72%	-	-
B105 FM Pty. Limited	AUST	100.00%	-	-
Baltimore House Pty. Limited	AUST	100.00%	-	-
Blackstone Pty. Limited	AUST	100.00%	-	-
Blouseman Productions Inc.	USA	100.00%	-	-
Broadcast FM Pty. Limited	AUST	59.72%	-	-
Bruce Nixon Smith Trust	AUST	-	-	-
C0015744X Pty. Limited	AUST	100.00%	-	-
Cinema Investments Italia SPA	ITALY	100.00%	-	-
Cinemax SA	GREECE	100.00%	-	-
Colorado Bay Pty. Limited	AUST	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	AUST	59.72%	-	-
Daydream Finance Holdings Pty. Limited	AUST	100.00%	-	-
Daydream Finance Pty. Limited	AUST	100.00%	-	-
Daydream Investments Holdings Pty. Limited	AUST	100.00%	-	-
Daydream Operations Holdings Pty. Limited	AUST	100.00%	-	-
DEG Holdings Pty. Limited	AUST	100.00%	70	70
DIIR Pty. Limited	AUST	100.00%	-	-
Emperion Pty. Limited	AUST	100.00%	-	-
Entertainment and Leisure Operations Inc.	BVI	100.00%	-	-
Entertainment of The Future Pty. Limited	AUST	100.00%	-	-
Entertainment Research Pty. Limited	AUST	59.72%	-	-
Euramo Pty. Limited	AUST	100.00%	-	-
Feature Productions Pty. Limited	AUST	100.00%	-	-
		c/fwd.	445,227	445,227

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	445,227	445,227
Film Services (Australia) Pty. Limited	AUST	100.00%	-	-
FM 104 Pty. Limited	AUST	100.00%	-	-
FM Broadcasting Pty. Limited	AUST	100.00%	-	-
FM Media (ACT) Pty. Limited	AUST	100.00%	-	-
FM Media Finance Pty. Limited	AUST	100.00%	-	-
FM Media Finance Trust	AUST	100.00%	-	-
FM Media Overseas Pty. Limited	AUST	100.00%	-	-
FM Operations Pty. Limited	AUST	100.00%	-	-
Fortress Films Pty. Limited	AUST	100.00%	-	-
Fortress Films II Pty. Limited	AUST	100.00%	-	-
Fortress Production Services Pty. Limited	AUST	100.00%	-	-
Fox FM Pty. Limited	AUST	100.00%	-	-
Grand Prix FM Pty. Limited	AUST	100.00%	-	-
Hale Equipment Leasing Limited	CYPRUS	100.00%	-	-
Hotel No.2 Trust	AUST	100.00%	-	-
Hotel No.3 Trust	AUST	100.00%	-	-
Intencity Operations Inc.	LABUAN	100.00%	-	-
Intencity Pty. Limited	AUST	100.00%	-	-
International Equipment Supplying Limited	HUNG	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	AUST	100.00%	-	-
Intertasman Entertainments Limited	NZ	100.00%	-	-
Jantar PLC SA	BVI	100.00%	-	-
Jaran Bay Pty. Limited	AUST	100.00%	-	-
Jimbolla Pty. Limited	AUST	100.00%	-	-
Kaiser Finance and Investments Limited	CAYMAN	100.00%	-	-
Larry Bruce Communications Pty. Limited	AUST	-	-	-
Leisure Industries Inc.	BVI	100.00%	6	6
Madison Hall Pty. Limited	AUST	100.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	AUST	59.72%	-	-
Medbourne Proprietary Limited	AUST	100.00%	-	-
Melbourne FM Radio Pty. Limited	AUST	100.00%	-	-
Meskan House Pty. Limited	AUST	100.00%	-	-
Mount Gambier Broadcasters Pty. Limited	AUST	100.00%	-	-
Multiplex Cinemas Magdeburg GMBH	GERM.	100.00%	-	-
Multiplex Cinemas Munchen GMBH	GERM.	100.00%	-	-
Multiplex Cinemas Oberhausen GMBH	GERM.	100.00%	-	-
MX Promotions Pty. Limited	AUST	100.00%	-	-
MX Services Pty. Limited	AUST	100.00%	-	-
New Broadcasting Pty. Limited	AUST	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	BVI	100.00%	-	-
NW Productions Inc.	USA	100.00%	-	-
Pacific Drive Productions Pty. Limited	AUST	100.00%	-	-
Paradise Beach Productions Pty. Limited	AUST	100.00%	-	-
Paradise Road Films Pty. Limited	AUST	100.00%	-	-
Perth FM Radio Pty. Limited	AUST	59.72%	-	-
Pietman Pty. Limited	AUST	100.00%	-	-
PLB Entertainment Inc. (previously Plan B Entertainment Inc.)	USA	100.00%	-	-
Radio & Research Pty. Limited	AUST	59.72%	-	-
Reidhaven Holdings Pty. Limited	AUST	100.00%	-	-
Roadshow, Coote & Carroll Pty. Limited	AUST	100.00%	684	684
Sincled Investments Pty. Limited	AUST	100.00%	-	-
TAJ Walker Pty. Limited	BVI	100.00%	-	-
Tarzan Films Pty. Limited	AUST	100.00%	-	-
Tarzan Productions Pty. Limited	AUST	100.00%	-	-
The Last Man Productions Pty Limited	AUST	-	-	-
The Triple-M Broadcasting Company Pty. Limited	AUST	100.00%	-	-
Today FM Brisbane Pty. Limited	AUST	59.72%	-	-
Today FM Sydney Pty. Limited	AUST	59.72%	-	-
Today Radio Network Pty. Limited	AUST	59.72%	-	-
		c/fwd.	445,917	445,917

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	445,917	445,917
Triple M Adelaide Pty. Limited	AUST	59.72%	-	-
Triple M Brisbane Pty. Limited	AUST	59.72%	-	-
Triple M Melbourne Pty. Limited	AUST	59.72%	-	-
Triple M Network Pty. Limited	AUST	59.72%	-	-
Triple M Sydney Pty. Limited	AUST	59.72%	-	-
Triple M Radio Holdings Pty. Limited	AUST	100.00%	-	-
VEESS Pty. Limited	AUST	100.00%	-	-
Village 88 FM SA (formerly Klik FM SA)	GREECE	59.72%	-	-
Village Cinemas Australia Pty. Limited	AUST	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	CZECH	100.00%	-	-
Village Cinemas GmbH	AUSTRIA	100.00%	-	-
Village Cinemas International Pty. Limited	AUST	100.00%	225,000	225,000
Village Cinemas (NZ) Pty. Limited	AUST	100.00%	-	-
Village Equipment Distribution Australia Pty. Limited	AUST	100.00%	-	-
Village Leisure Company Pty. Limited	AUST	100.00%	-	-
Village Nine Leisure Operations (M) SDN Bhd	MALAY.	-	-	-
Village Online Investments Pty. Limited	AUST	100.00%	-	-
Village Roadshow (D & B) Limited	UK	100.00%	-	-
Village Roadshow (Fiji) Limited	FIJI	100.00%	-	-
Village Roadshow (Hong Kong) Limited	HK	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	HUNG	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	SING.	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	AUST	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	AUST	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Cinemas UK Limited	UK	100.00%	-	-
Village Roadshow Coburg Pty. Limited	AUST	100.00%	-	-
Village Roadshow Custodians Pty. Limited	AUST	100.00%	-	-
Village Roadshow Developments Pty. Limited	AUST	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	MALAY.	100.00%	-	-
Village Roadshow Distribution Netherlands BV	NETH.	100.00%	-	-
Village Roadshow Distribution Pty. Limited	AUST	100.00%	-	-
Village Roadshow Distribution USA Inc.	USA	100.00%	-	-
Village Roadshow Equipment Pty. Limited	AUST	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	GERM.	100.00%	-	-
Village Roadshow Exhibition (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	GERM.	100.00%	-	-
Village Roadshow Exhibition GmbH Kinobetriebe	GERM.	100.00%	-	-
Village Roadshow Exhibition Properties Limited	GUERNSEY	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	AUST	100.00%	-	-
Village Roadshow Exhibition UK Limited	UK	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Distributor Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Distributors Greece EPE	GREECE	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Services Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	AUST	100.00%	-	-
Village Roadshow Films BVI Limited	BVI	100.00%	-	-
Village Roadshow Films (UK) Limited	UK	100.00%	-	-
Village Roadshow Finance Pty. Limited	AUST	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	AUST	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	AUST	100.00%	987	987
Village Roadshow Germany GmbH	GERM.	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow GmbH	AUSTRIA	100.00%	-	-
Village Roadshow Greece SA	GREECE	100.00%	-	-
Village Roadshow Grundstucksentwicklungs GmbH	GERM.	100.00%	-	-
Village Roadshow Holdings Britain Limited	UK	100.00%	-	-
Village Roadshow Holdings Pty. Limited	AUST	100.00%	-	-
		c/fwd.	717,465	717,465

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	717,465	717,465
Village Roadshow Holdings USA Inc.	USA	100.00%	-	-
Village Roadshow Hungary RT	HUNG	100.00%	-	-
Village Roadshow Intencity Pty. Limited	AUST	100.00%	-	-
Village Roadshow International BV	NETH.	100.00%	-	-
Village Roadshow Investments UK Limited	UK	100.00%	-	-
Village Roadshow Investments Pty. Limited	AUST	100.00%	-	-
Village Roadshow Italy Holdings SRL	ITALY	100.00%	-	-
Village Roadshow J2 Productions Pty Limited	AUST	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	AUST	100.00%	-	-
Village Roadshow KP Productions Limited	NZ	100.00%	-	-
Village Roadshow Leisure Pty. Limited	AUST	100.00%	-	-
Village Roadshow Licensing & Finance Limited	UK	100.00%	-	-
Village Roadshow Lily Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Luxembourg SA	LUX.	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	AUST	100.00%	-	-
Village Roadshow Mauritius Limited	MAURITIUS	100.00%	-	-
Village Roadshow Motion Pictures (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	AUST	100.00%	-	-
Village Roadshow New Distribution USA Inc.	USA	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	BVI	100.00%	-	-
Village Roadshow NW Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Operations (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Operations Greece SA	GREECE	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	USA	100.00%	663	663
Village Roadshow Pictures Entertainment Inc.	USA	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	AUST	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Production Services Pty. Limited	AUST	99.00%	1	1
Village Roadshow Productions (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Productions Hellas SA	GREECE	100.00%	-	-
Village Roadshow Productions Inc.	USA	100.00%	-	-
Village Roadshow Production Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Project Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Properties (Malaysia) Sdn Bhd	MALAY.	100.00%	-	-
Village Roadshow Properties Limited	GUERNSEY	100.00%	-	-
Village Roadshow Property Development Pty. Limited	AUST	100.00%	1	1
Village Roadshow Property Finance Pty. Limited	AUST	100.00%	2	2
Village Roadshow Resorts Pty. Limited	AUST	100.00%	-	-
Village Roadshow Retail Stores Pty. Limited	AUST	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Theatres Europe Limited	UK	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	GUERNSEY	100.00%	-	-
Village Roadshow Theatres Pty. Limited	AUST	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	AUST	100.00%	-	-
Village Roadshow Treasury Pty. Limited	AUST	100.00%	-	-
Village Roadshow UK Holdings Pty. Limited	AUST	100.00%	-	-
Village Roadshow Warehousing Services Pty. Limited	AUST	100.00%	-	-
Village Sea World Aviation Pty. Limited	AUST	100.00%	-	-
Village Sea World Investments Pty. Limited	AUST	100.00%	-	-
Village Sea World Operations Pty. Limited	AUST	100.00%	-	-
Village Theatres 3 Limited	UK	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	AUST	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	AUST	100.00%	-	-
Village Theatres Morwell Pty. Limited	AUST	75.00%	-	-
		c/fwd.	718,132	718,132

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	718,132	718,132
Village Theatres UK 3 Limited	UK	100.00%	-	-
Village Themepark Management Pty. Limited	AUST	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	AUST	100.00%	-	-
VR (Matrix) Films Pty. Limited	AUST	100.00%	-	-
VR Animation Pty. Limited	AUST	100.00%	-	-
VR (Asia) Pty. Limited	AUST	100.00%	-	-
VRB Pty. Limited	AUST	59.72%	-	-
VR DSAW Productions Limited	BVI	100.00%	-	-
VR DTE Distribution USA Inc	USA	100.00%	-	-
VR DTE Productions Limited	BVI	100.00%	-	-
VR International Pictures Pty. Limited	AUST	100.00%	-	-
VREW Distribution USA Inc	USA	100.00%	-	-
VREW Productions (BVI) Limited	BVI	100.00%	-	-
VRFP Pty. Limited	AUST	100.00%	-	-
VRL Aluminium Pty. Limited	AUST	100.00%	-	-
VRP Film Entertainment Inc.	USA	100.00%	-	-
VRP International Distribution Pty. Limited	AUST	100.00%	-	-
VRPPL Pty. Limited (previously Village Roadshow Pictures Pty Ltd)	AUST	100.00%	-	-
VRP Production Services Pty. Limited	AUST	100.00%	-	-
VRP Treasury BVI Ltd (previously Village Roadshow Films II BVI Ltd)	BVI	100.00%	-	-
VRPTV Financing Inc.	USA	100.00%	-	-
VRS Holdings Pty. Limited	AUST	100.00%	-	-
VR Zoo Distribution USA Inc	USA	100.00%	-	-
VR Zoo Productions Limited	BVI	100.00%	-	-
Warner Bros. Studio Store Australia Pty. Limited	AUST	64.00%	-	-
Worldwide Films Pty. Limited	AUST	100.00%	-	-
			718,132	718,132

Foreign controlled entities carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(14) PROPERTY, PLANT & EQUIPMENT				
Land:				
At cost	21,490	24,505	-	-
Buildings & improvements:				
At cost (completed)	51,896	48,616	-	-
Less depreciation	(12,729)	(11,682)	-	-
	39,167	36,934	-	-
Capital work in progress	6,017	43,706	2,757	1,817
Leasehold improvements:				
At cost	135,413	180,376	1,131	474
Less amortisation	(54,590)	(32,252)	(47)	(27)
	80,823	148,124	1,084	447
Equipment & vehicles (owned):				
At cost	274,992	333,129	10,552	13,912
Less depreciation	(154,815)	(149,774)	(6,786)	(7,606)
	120,177	183,355	3,766	6,306
Equipment & vehicles (leased):				
At cost	21,545	18,711	4,098	595
less amortisation	(8,461)	(6,544)	(488)	(243)
	13,084	12,167	3,610	352
	280,758	448,791	11,217	8,922

(a) Valuations

Effective 1 July 2000, the consolidated entity elected to use the original cost basis for measurement of each class of non-current assets.

As at 30 June 2003, the Directors valued interests in land and buildings, based mainly on previous market appraisals by qualified valuers, at $75.5 million (economic entity). These interests are recorded in the accounts (after aggregate depreciation) as follows:

	$'000
Freehold land at cost	21,490
Buildings and improvements at cost	39,167
	60,657

(14) PROPERTY, PLANT & EQUIPMENT (Cont.)

(b) Reconciliations

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Land:				
Carrying amount at beginning	24,505	20,583	-	-
Additions/transfers	395	184	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(35)	-	-	-
Acquisition of controlled entities	-	10,311	-	-
Disposals	(3,375)	(6,573)	-	-
Carrying amount at end	21,490	24,505	-	-
Buildings & improvements:				
Carrying amount at beginning	36,934	26,599	-	-
Additions/transfers	12,461	41	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(4,785)	-	-	-
Acquisition of controlled entities	-	21,329	-	-
Disposals	(1,116)	(9,194)	-	-
Depreciation expense	(4,327)	(1,841)	-	-
Carrying amount at end	39,167	36,934	-	-
Capital work in progress:				
Carrying amount at beginning	43,706	27,943	1,817	10,315
Additions/transfers	6,809	32,993	940	1,573
Net foreign currency movements arising from self-sustaining foreign operations	(2,371)	-	-	-
Disposals/Transfers	(42,127)	(17,230)	-	(10,071)
Carrying amount at end	6,017	43,706	2,757	1,817
Leasehold improvements:				
Carrying amount at beginning	148,124	147,093	447	327
Additions/Transfers	11,153	13,913	656	129
Additions due to increase in investment in joint venture operations	9,751	-	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(10,334)	-	-	-
Asset writedowns	(25,031)	-	-	-
Disposals	(46,517)	(4,941)	-	-
Amortisation expense	(6,323)	(7,941)	(19)	(9)
Carrying amount at end	80,823	148,124	1,084	447
Equipment & vehicles (owned):				
Carrying amount at beginning	183,355	156,868	6,306	2,350
Additions/Transfers	60,873	54,774	2,781	5,502
Additions due to increase in investment in joint venture operations	9,128	-	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(4,924)	-	-	-
Acquisition of controlled entities	-	6,516	-	-
Asset writedowns	(11,704)	-	-	-
Disposals	(80,399)	(98)	(3,908)	(55)
Depreciation expense	(36,152)	(34,705)	(1,413)	(1,491)
Carrying amount at end	120,177	183,355	3,766	6,306
Equipment & vehicles (leased):				
Carrying amount at beginning	12,167	13,607	352	294
Additions	6,671	817	3,891	205
Net foreign currency movements arising from self-sustaining foreign operations	(1,455)	-	-	-
Disposals	(1,607)	-	(142)	(74)
Amortisation expense	(2,692)	(2,257)	(491)	(73)
Carrying amount at end	13,084	12,167	3,610	352

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(15) INTANGIBLES				
Goodwill purchased	77,174	44,940	-	-
Less amortisation	(9,714)	(8,822)	-	-
	67,460	36,118	-	-
Goodwill on consolidation	18,748	20,800	-	-
Less amortisation	(10,911)	(9,380)	-	-
	7,837	11,420	-	-
Other intangibles	2,474	5,710	-	-
Less amortisation	(470)	(2,691)	-	-
	2,004	3,019	-	-
	77,301	50,557	-	-
(16) PAYABLES				
CURRENT:				
Trade and sundry creditors	300,370	181,027	2,521	12,295
Owing to -				
Associated entities	5,703	10,434	-	-
Other	1,909	185,768	-	-
	307,982	377,229	2,521	12,295
NON-CURRENT:				
Owing to -				
Associated entities	27,127	33,230	-	-
Other	35,353	44,194	-	-
	62,480	77,424	-	-
(17) INTEREST BEARING LIABILITIES				
CURRENT:				
Secured borrowings	479,863	15,298	-	-
Unsecured borrowings	31,423	-	-	-
Finance lease liabilities	3,500	2,582	1,297	232
	514,786	17,880	1,297	232
NON-CURRENT:				
Secured borrowings	716,451	258,702	-	-
Finance lease liabilities	11,143	9,235	3,812	161
	727,594	267,937	3,812	161
Convertible notes	25,598	25,643	25,598	25,643

Terms and conditions relating to the above financial instruments:
The chief entity has a $100,000,000 (2002: $120,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the chief entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over assets in the Warner Bros. Movie World Joint Venture, the investment in the Sea World Property Trust and the Austereo Group Limited economic entity. The security for these borrowings is limited to the assets and undertakings of each particular operation. The lease liability is secured by a charge over the leased assets.

Refer note 23(a)(xi) for details of the security relating to the Film Production financing facility.

Refer note 33 (a)(ii) for additional information concerning finance lease terms and conditions.

(17) INTEREST BEARING LIABILITIES (Cont.)

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each which have been disclosed partly as liabilities and partly as equity. These Perpetual Redeemable Income Debt Exchangable for Stock[SM] ("PRIDES[SM]") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class Preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class Preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. Subject to certain adjustments, the A Class Preference shares will be issuable at $3.60 per share.

At the commencement of the year, 589,950 PRIDES remained issued by the Company. During the year ended 30 June 2003, 9,000 PRIDES were redeemed for cash. 580,950 PRIDES remained issued at the end of the year. The Company realised a profit of $0.5 million on the cash redemptions (2002: $2.8 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(18) PROVISIONS				
CURRENT:				
Employee benefits	14,505	13,622	4,793	4,256
Dividends	-	25,715	-	25,640
Other	8,901	5,585	28	27
	23,406	44,922	4,821	29,923
NON-CURRENT:				
Employee benefits	5,021	4,404	-	-
Other	10,414	4,784	-	-
	15,435	9,188	-	-
Employee benefit liabilities				
Provision for employee benefits				
Current	14,505	13,622	4,793	4,256
Non-current	5,021	4,404	-	-
Aggregate employee benefit liability	19,526	18,026	4,793	4,256

(a) Reconciliations[1]

	CONSOLIDATED 2003	VILLAGE ROADSHOW LIMITED 2003
Dividends:		
Carrying amount at the beginning of the financial year	25,715	25,640
Adjustment arising from change in accounting policy (note 1(s))	(25,640)	(25,640)
Amounts utilised during the year	(75)	-
Carrying amount at the end of the financial year	-	-
Other provisions:		
Carrying amount at the beginning of the financial year	10,369	27
Additional provision	12,300	1
Amounts utilised during the year	(3,354)	-
Carrying amount at the end of the financial year	19,315	28

[1] Comparatives not required

	Consolidated 2003 $ '000	Consolidated 2002 $ '000	Village Roadshow Limited 2003 $ '000	Village Roadshow Limited 2002 $ '000
(19) OTHER LIABILITIES				
CURRENT:				
Unearned revenue	3,599	6,239	-	-
Other liabilities	2,831	3,900	-	-
	6,430	10,139	-	-
NON-CURRENT:				
Unearned revenue	1,082	73,130	-	-
Other liabilities	6,535	2,306	1,019	1,194
	7,617	75,436	1,019	1,194
(20) CONTRIBUTED EQUITY				
Issued & fully paid up capital:				
Ordinary shares	121,931	124,147	121,931	124,147
A Class Preference shares	208,765	213,332	208,765	213,332
Other - ex-share premium account	594,525	594,525	594,525	594,525
	925,221	932,004	925,221	932,004
Convertible notes	14,866	14,866	14,866	14,866

Dividend rates on A Class Preference shares:
If a dividend is recommended by directors, non-redeemable non-cumulative A Class Preference shares are entitled to a minimum of 10.175 cents per share or 3 cents above the Ordinary dividend, whichever is higher. Preference share dividends have priority over Ordinary dividends.

During the 2003 and 2002 years, movements in fully paid shares on issue were as follows:

	Consideration 2003 $ '000	Consideration 2002 $ '000	No. of Shares 2003 '000	No. of Shares 2002 '000
(a) **Ordinary shares -**				
Beginning of the financial year	124,147	125,290	235,703	236,088
Share buyback -				
November 2002 at $2.63 to $4.12	(2,170)	-	(783)	-
September 2002 at $2.63	(46)	-	(17)	-
January 2002 at $2.63 to $4.12	-	(430)	-	(143)
September 2001 at $2.63 to $4.13	-	(713)	-	(242)
End of the financial year	121,931	124,147	234,903	235,703
(b) **A Class Preference shares -**				
Beginning of the financial year	213,332	203,251	251,990	240,206
Executive Share Plan -				
March 2002 issued at $1.58	-	4,374	-	2,768
September 2001 issued at $1.52	-	260	-	171
Dividend re-investment -				
November 2001 issued at $1.26	-	15,145	-	12,019
Share buyback -				
June 2003 at $1.58 to $3.22	(1,828)	-	(825)	-
November 2002 at $1.85 to $3.19	(215)	-	(97)	-
September 2002 at $1.52 to $3.23	(2,524)	-	(853)	-
September 2001 at $1.85 to $3.37	-	(4,739)	-	(1,519)
January 2002 at $1.85 to $3.22	-	(4,959)	-	(1,655)
End of the financial year	208,765	213,332	250,215	251,990

(20) CONTRIBUTED EQUITY (Cont.)

Share buyback:

During the year, the company bought back and cancelled 1,775,490 A Class Preference Shares at prices ranging from $1.52 to $3.23, and 800,020 Ordinary shares at prices ranging from $2.63 to $4.12, being original issue prices. These buybacks were in relation to the Executive Share Plan and Employee Share Option Plan.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over Ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director.
2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

As at 30 June 2003, the details of outstanding options over Ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

(21) RESERVES AND RETAINED PROFITS

Foreign currency translation reserve:
The foreign currency translation reserve is used to record exchange differences arising from the translation of self-sustaining foreign operations and on equity accounting of associates.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
Balance at beginning of year	(14,917)	45,315	1,510	3,822
Amount relating to translation of accounts & net investments	(66,340)	(58,678)	2,334	(2,312)
Transfer to Retained profits	(860)	(249)	-	-
Post acquisition share of associates	(6,077)	(1,305)	-	-
Balance at end of year	(88,194)	(14,917)	3,844	1,510

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(21) RESERVES AND RETAINED PROFITS (Cont.)				
Capital profits reserve:				
The capital profits reserve is used to accumulate realised capital profits arising from the equity accounting of associates.				
Balance at beginning of year	3	(16)	-	-
Post acquisition share of associates	58	19	-	-
Balance at end of year	61	3	-	-
Total reserves	(88,133)	(14,914)	3,844	1,510
Retained profits:				
Balance at the beginning of year	126,952	100,878	946,665	951,565
Net profit (loss) attributable to members of Village Roadshow Limited	(26,016)	51,101	29,271	20,538
Other revenue, expense and initial adjustments recognised directly in equity	3,557	-	-	-
Transfer from Foreign Currency Translation Reserve	860	249	-	-
Total available for appropriation	105,353	152,228	975,936	972,103
Dividends provided or paid	-	25,276	(92)	25,438
Balance at end of year	105,353	126,952	976,028	946,665
(22) OUTSIDE EQUITY INTERESTS				
Outside equity interests in controlled entities:				
Issued & paid up capital	103,219	125,947	-	-
Reserves	146	58	-	-
Profit & loss appropriation	17,321	16,696	-	-
	120,686	142,701	-	-

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(23) CONTINGENT LIABILITIES AND ASSETS				
(a) Contingent liabilities				
Estimated maximum amounts relating to:				
(i) Termination benefits under personal services agreements for 208 (consolidated) group executives and consultants (2002: 212 (consolidated) group executives and consultants)	41,651	55,446	7,730	8,579
(ii) Bank guarantees for financial obligations				
(a) Guarantees for unsecured credit facilities of controlled entities	-	271	307	307
(b) Guarantees for financial undertaking of controlled entity	150	-	-	-
(iii) Corporate guarantees for financial obligations				
(a) Guarantees for secured credit facilities of associated entities	52,179	153,223	51,679	63,218
(b) Guarantees for unsecured credit facilities of associated entities	3,144	4,275	3,144	4,275
(c) Guarantees for operating equipment of associated entity	-	250	-	250
(iv) Bank guarantees for operating lease commitments				
(a) Guarantees for controlled entities	18,430	24,533	17,791	23,972
(b) Guarantees for associated entities	25	68	-	43
(c) Guarantees for joint ventures	272	441	-	-
(v) Several corporate guarantees for operating lease commitments				
(a) Guarantees for controlled entities	-	-	323,657	336,835
(b) Guarantees for associated entities	113,810	102,085	3,898	5,285
(c) Guarantees for joint ventures *	-	-	15,475	382,525
(vi) Joint and several corporate guarantees for operating lease commitments for joint ventures *	-	-	-	780,034
(vii) Joint and several obligations for operating lease commitments of joint venture partners *	127,303	1,054,094	-	-
(viii) Other corporate guarantee commitments				
(a) Guarantees for performance of landlord's obligations to local authorities	-	-	-	-
(b) Guarantees in respect of partnership commitments	1,458	4,125	4,125	4,125
	358,422	1,398,811	427,806	1,609,448

* refer Note 23(b)(i) for corresponding amount reflecting the related contingent assets. Both the contingent liabilities and related contingent assets have decreased significantly due to the classification of these contingent amounts as "remote" in accordance with Accounting Standard AASB 1044: Provisions, Contingent Liabilities & Contingent Assets, which was first effective from 1 July 2002.

(ix) Claims - Village Roadshow Pictures (USA) Inc.:

A formal judgement was entered into against Village Roadshow Pictures (USA) Inc ("VRP USA"), a non-core US subsidiary of Village Roadshow Limited ("VRL"), for approximately USD 32 million (A$48 million) in January 2003. VRP USA has filed an appeal against this judgement. VRL believes the judgement, even if the appeal is unsuccessful, will not materially affect VRL's financial position.

In June 2003, the plaintiffs filed a motion seeking to force VRL to arbitrate the same claim as they made against VRP USA. VRL has opposed this motion. New legal proceedings have also been commenced by the plaintiffs against VRL and a number of other companies in the VRL group. The VRL companies deny liability in those proceedings.

(23) CONTINGENT LIABILITIES AND ASSETS (Cont.)

(a) Contingent liabilities (cont.)

(x) Claims - General:

A number of other claims have been lodged against the economic entity in relation to various matters, of which the economic entity's share is approximately $1.5 million. Liability is not admitted and the claims are being defended. The Directors believe that the potential losses, if any, arising from these claims are not able to be reliably measured at reporting date, and are not likely to be material.

(xi) Other contingencies - Film Production:

The revolving US$900 million film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The Village Roadshow Limited ("VRL") and Village Roadshow Limited group ("VRL group") exposure is limited to US$100 million equity contributed to VRF BVI as support for the film financing facility (by way of subordinated loan) and US$70 million security deposit provided to VRF BVI.

In addition, VRL (and the VRL group) are liable to pay a portion of any unfunded Print & Advertising ("P&A") costs not recovered by the VRL group out of exploitation proceeds, together with a potential clawback of recovered P & A costs and any distribution fees paid to the VRL group to a maximum amount of US$35 million, as well as any cash film exploitation profits received by the VRL group.

Based on the films released to 30 June 2003 and the continuation of business by Village Roadshow Pictures, being the group of companies comprising the production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

(xii) Other contingencies - Income Tax:

The Australian Taxation Office ("ATO") has completed a prolonged income tax audit of the economic entity which covered a five year period to June 30, 1998. The ATO has advised that the audit was limited to specific issues and recently concluded that an adjustment was warranted to increase the 1994 taxable income of the economic entity or, alternatively, the economic entity's 1993 taxable income. ATO alternative assessments of $85.1 million (1994) and $110.1 million (1993) have been received and objections have been lodged contesting the ATO adjustments. The economic entity is confident that it will be able to have these assessments overturned. The disputed alternative amounts, inclusive of General Interest Charge to June 30, 2003 on the amounts assessed, are $90.2 million (1994) and $116.6 million (1993). The taxation treatment proposed by the ATO could also have broader application. The economic entity anticipates further ATO audits may occur. The economic entity is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the economic entity believes that it is making adequate provision for its taxation liabilities in its Financial Statements and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the economic entity's provisions, there could be a significant impact on the economic entity. Finally, it is noted that in the event that Australian tax audit adjustments reduce tax losses which the economic entity has used and those adjustments impact subsidiaries of Austereo Group Limited, then the chief entity has provided an indemnity in favour of Austereo Group Limited.

(b) Contingent assets

In the event that any entity in the economic entity is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the economic entity has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(i) Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners*	127,303	1,054,094	-	-

* refer Note 23(a)(vii) for corresponding amount reflecting the related contingent liabilities. Both the contingent assets and corresponding contingent liabilities have reduced significantly due to the classification of these contingent amounts as "remote" in accordance with Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which was first effective from 1 July 2002.

(ii) As a result of the sale of the 50% owned UK Exhibition circuit in May 2003, the Village Roadshow Limited group ("VRL group") may be entitled to further proceeds in the future, based on a formula relating to admissions of the sold circuit. The maximum amount receivable by the VRL group over time is GBP 9.9 million, however due to the uncertainty of future admissions, it is not possible to estimate what amount (if any) is likely to be received. Therefore, this amount is not considered to be a contingent asset.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(24) EXPENDITURE COMMITMENTS				
(a) Finance leases -				
Payable within 1 year	3,837	2,880	1,297	237
Payable between 1 and 5 years	11,226	9,389	3,812	49
Payable after 5 years	-	145	-	145
	15,063	12,414	5,109	431
Less future finance charges	(420)	(597)	-	(38)
Total finance lease liabilities	14,643	11,817	5,109	393
(b) (i) Operating leases - Minimum lease payments				
Payable within 1 year	87,797	108,679	457	492
Payable between 1 and 5 years	313,892	412,785	1,713	1,969
Payable after 5 years	628,607	1,093,905	-	369
	1,030,296	1,615,369	2,170	2,830
(b) (ii) Operating leases - Percentage based lease payments				
Payable within 1 year	2,688	1,803	-	-
Payable after 1 year	32,944	24,957	-	-
	35,632	26,760	-	-
Total operating lease commitments	1,065,928	1,642,129	2,170	2,830

Accounting standard AASB 1008: Leases applies to the estimated contingent rental commitments of the chief entity and the economic entity. This standard requires the reporting of liabilities under certain operating leases to pay Percentage Rent. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. A Revenue Share does not have a fixed Base Rent, the entire rental liability being determined by an express percentage of the total Gross Receipts.

Refer also to note 32 for details of operating lease commitments relating to discontinuing operations.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(c) Other expenditure commitments - Estimated capital expenditure contracted for at balance date but not provided for				
Payable not later than one year				
- joint ventures	10,844	24,049	-	-
- associates	23,303	29,320	-	-
- other	1,883	13,249	-	-
	36,030	66,618	-	-
Payable later than one year but not later than five years				
- joint ventures	16,487	26,818	-	-
- associates	-	5,946	-	-
- other	16,950	-	-	-
	33,437	32,764	-	-

(25) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its controlled and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(26) REMUNERATION OF DIRECTORS

The names of Directors of the Chief Entity who have held office during the year and at balance date are:

R.G. Kirby, J.R. Kirby, G.W. Burke, P.E. Foo, P.M. Harvie, W.J Conn, D.B. Reardon & P.D. Jonson

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities of which they are Directors or any related party:	16,703	18,034		
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party:			7,508	8,412

The number of Directors who derived the above aggregate income were within the following bands -	2003	2002
$ 50,000 - $ 59,999	-	1
$ 80,000 - $ 89,999	1	-
$ 90,000 - $ 99,999	1	2
$ 170,000 - $ 179,999	1	-
$ 180,000 - $ 189,999	-	1
$ 610,000 - $ 619,999	1	-
$1,110,000 - $1,119,999	-	1
$1,310,000 - $1,319,999	-	1
$1,380,000 - $1,389,999	1	-
$1,490,000 - $1,499,999	-	1
$1,670,000 - $1,679,999	1	-
$1,700,000 - $1,709,999	1	-
$1,770,000 - $1,779,999	1	-
$2,000,000 - $2,009,999	-	1
$2,060,000 - $2,069,999	-	1

(27) REMUNERATION OF EXECUTIVE OFFICERS

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Remuneration received, or due and receivable, by executive officers of the economic entity whose remuneration is $100,000 or more, from entities in the economic entity or a related party, in connection with the management of the affairs of the entities in the economic entity whether as an executive officer or otherwise.	25,147	24,322		
Remuneration received, or due and receivable, by executive officers of the Company whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any related party, whether as an executive officer or otherwise.			15,850	14,507

(27) REMUNERATION OF EXECUTIVE OFFICERS (Cont'd.)

The number of executives who derived the above aggregate income in excess of $100,000 were within the following bands -

	CONSOLIDATED 2003	CONSOLIDATED 2002	VILLAGE ROADSHOW LIMITED 2003	VILLAGE ROADSHOW LIMITED 2002
$ 100,000 - $ 109,999	1	-	-	-
$ 110,000 - $ 119,999	2	1	1	-
$ 120,000 - $ 129,999	-	1	-	-
$ 130,000 - $ 139,999	2	4	-	-
$ 140,000 - $ 149,999	2	-	1	-
$ 150,000 - $ 159,999	1	-	-	-
$ 160,000 - $ 169,999	1	3	-	2
$ 170,000 - $ 179,999	1	1	-	-
$ 180,000 - $ 189,999	4	1	3	-
$ 190,000 - $ 199,999	2	1	-	1
$ 200,000 - $ 209,999	-	1	-	1
$ 210,000 - $ 219,999	3	2	3	-
$ 220,000 - $ 229,999	1	2	-	2
$ 230,000 - $ 239,999	-	1	-	-
$ 240,000 - $ 249,999	-	2	-	-
$ 250,000 - $ 259,999	3	1	-	1
$ 260,000 - $ 269,999	1	1	-	-
$ 270,000 - $ 279,999	1	2	-	1
$ 280,000 - $ 289,999	1	2	-	-
$ 290,000 - $ 299,999	1	-	-	-
$ 320,000 - $ 329,999	2	-	-	-
$ 330,000 - $ 339,999	-	2	-	1
$ 340,000 - $ 349,999	-	2	-	1
$ 360,000 - $ 369,999	-	2	-	2
$ 370,000 - $ 379,999	1	-	-	-
$ 390,000 - $ 399,999	1	1	-	-
$ 420,000 - $ 429,999	2	-	2	-
$ 430,000 - $ 439,999	-	2	-	2
$ 460,000 - $ 469,999	1	-	1	-
$ 470,000 - $ 479,999	1	-	1	-
$ 490,000 - $ 499,999	-	-	-	1
$ 510,000 - $ 519,999	-	1	-	1
$ 520,000 - $ 529,999	1	1	1	-
$ 540,000 - $ 549,999	-	1	-	-
$ 580,000 - $ 589,999	1	-	1	-
$ 600,000 - $ 609,999	-	1	-	-
$ 610,000 - $ 619,999	1	-	1	-
$ 690,000 - $ 699,999	2	-	-	-
$ 700,000 - $ 709,999	-	1	-	-
$ 710,000 - $ 719,999	1	-	1	-
$ 720,000 - $ 729,999	1	-	1	
$ 730,000 - $ 739,999	1	-	-	-
$ 750,000 - $ 759,999	-	1	-	-
$ 790,000 - $ 799,999	1	-	-	
$1,020,000 - $1,029,999	-	1	-	1
$1,110,000 - $1,119,999	-	1	-	-
$1,120,000 - $1,129,999	1	-	-	-
$1,170,000 - $1,179,999	1	-	1	-
$1,310,000 - $1,319,999	-	1	-	1
$1,380,000 - $1,389,999	1	-	1	-
$1,410,000 - $1,419,999	-	1	-	-
$1,490,000 - $1,499,999	-	1	-	1
$1,630,000 - $1,639,999	-	1	-	1
$1,670,000 - $1,679,999	1	-	1	-
$1,700,000 - $1,709,999	1	-	1	-
$1,730,000 - $1,739,999	1	-	1	
$1,770,000 - $1,779,999	1	-	1	-
$2,000,000 - $2,009,999	-	1	-	1
$2,060,000 - $2,069,999	-	1	-	1

(28) REMUNERATION OF AUDITORS

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Aggregate remuneration received or due and receivable by the auditors, directly or indirectly from the chief entity or any related entity, in connection with -				
Chief entity auditor -				
Auditing accounts	995	878	140	140
Other services [1]	1,129	906	-	-
Other auditors -				
Auditing accounts	255	128	-	-
Other services [1]	400	77	-	-
	2,779	1,989	140	140
[1] Dissection of Other Services:				
Tax	990	151	-	-
Corporate Finance	286	490	-	-
Advisory	170	235	-	-
Other	83	107	-	-
	1,529	983	-	-

Other services for 2003 increased mainly due to tax services, including UK group entities of $0.4 million and GST reviews in Australia of $0.2 million.

(29) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

On 28 July 2003, Village Roadshow Limited announced that it will propose a scheme of arrangement to buyback the A Class Preference shares on issue in exchange for $1.25 each, with 25 cents per share cash being paid to Preference Shareholders and the balance of $1.00 per share being applied in the issue to Preference Shareholders of a Convertible Note with a face value of $1.00. Ordinary shares will not participate in the proposed scheme. Meetings at which both Ordinary and Preference Shareholders may vote for the proposal are expected to proceed in early November 2003.

(30) INTERESTS IN JOINT VENTURE OPERATIONS

Interests in joint venture operations:
Names and principal activities of joint venture operations, the percentage interest held by entities in the economic entity and the contributions of those joint venture operations to results after tax -

Name	Business	% owned	Contributions to Operating Profit after Tax 2003 $ '000	2002 $ '000
Adelaide Nova / Palace	Cinema operator	25.00%	82	128
Austereo / Simon Richards	Direct marketing	29.86%	(3,418)	365
Australian Theatres (previously Australian Multiplex Cinemas)	Multiplex cinema operators	50.00%	12,285	8,822
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	33	41
Canberra FM Radio	Radio broadcasting	29.86%	1,139	922
Carlton Nova / Palace	Cinema operator	25.00%	439	516
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	1,354	962
Cathay Golden Village Distribution	Film distributor	-	-	1
Damodar Village Force Cinemas	Cinema operator	33.33%	466	377
Damodar & VAGH Village Force Cinemas	Cinema operator	33.33%	37	38
Data Sell Teleservices	Teleservices	23.89%	-	-
Eye Village	Mall advertising	50.00%	558	(423)
Geelong Cinema	Cinema operator	50.00%	(69)	(375)
Jam Factory Cinema	Cinema operator	50.00%	20	411
Jam Factory Shopping Centre	Shopping centre	50.00%	(124)	(329)
Luna/Palace Cinema	Cinema operator	25.00%	196	180
MCM Entertainment	Music media	29.86%	(16)	(16)
Morwell Multiplex Cinemas	Cinema operator	75.00%	168	297
Movieline	Cinema ticket seller	33.33%	(516)	(994)
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	811	1,040
Parramatta Cinemas	Cinema operator	50.00%	(103)	(2,012)
Queen Street, New Zealand	Cinema operator	33.33%	1,057	982
Rialto Cinemas	Cinema operator	25.00%	277	145
Village Force Entertainment	Cinema operator	50.00%	4,932	3,319
Village / GUO / BCC Cinemas	Cinema operator	50.00%	2,565	2,186
Village / GUO / Victorian Multiplex Cinemas	Cinema operator	50.00%	273	(98)
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	502	527
Village Anderson Cinemas	Cinema operator	50.00%	586	706
Village Palace Cinemas	Cinema operator	50.00%	313	134
Village Warrnambool Cinemas	Cinema operators	50.00%	180	207
Movie World Holdings	Theme park, Queensland	33.33%	4,358	3,587
Warner Village Cinema Operating Assets [1]	Property owner/lessor	50.00%	(1,005)	(1,241)
Warner Village Cinema Properties [1]	Property owner/lessor	50.00%	(11,223)	(1,706)
Warner Village Exhibition Operating Assets [1]	Property owner/lessor	49.99%	1,407	526
Warner Village Exhibition Properties [1]	Property owner/lessor	49.99%	(3,269)	(3,975)
			14,295	15,250

[1] Effective 12 May 2003, the assets and operations of the above joint ventures were sold as part of the group's disposal of the Warner Village circuit in the United Kingdom.

	CONSOLIDATED 2003 $ '000	2002 $ '000
Aggregate share of assets in joint ventures -		
Current assets:		
Cash	6,266	8,645
Receivables	30,426	11,805
Inventories	843	759
Other	316	4,690
Non-current assets:		
Property, plant & equipment	254,933	260,025
Radio license	8,961	8,961
Receivables	98,338	178,544
Other	24,295	25,307
	424,378	498,736

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

(31) SEGMENT REPORTING

(a) REPORTING BY BUSINESS SEGMENTS[1] - CONTINUING OPERATIONS
(Notes: refer next page)

	Exhibition 2003 $ '000	Exhibition 2002 $ '000	Theme Parks 2003 $ '000	Theme Parks 2002 $ '000	Radio 2003 $ '000	Radio 2002 $ '000	Production 2003 $ '000	Production 2002 $ '000	Distribution 2003 $ '000	Distribution 2002 $ '000	Unallocated 2003 $ '000	Unallocated 2002 $ '000	Total 2003 $ '000	Total 2002 $ '000
AMOUNTS INCLUDING SPECIFIC ITEMS[2]														
Revenue from external customers	412,922	407,279	15,228	13,762	229,018	253,622	638,409	57,477	-	-	314,792	55,113	1,610,369	787,253
Share of associates net profit (loss)	14,329	(18,776)	9,595	10,319	1,015	140	-	-	9,334	2,222	-	-	34,273	(6,095)
Total segment revenue	427,251	388,503	24,823	24,081	230,033	253,762	638,409	57,477	9,334	2,222	314,792	55,113	1,644,642	781,158
Segment result	(59,907)	6,050	14,133	15,941	71,679	79,768	1,958	18,579	9,334	2,222	(60,531)	(31,681)	(23,334)	90,879
Income tax revenue (expense)													(53,331)	(29,746)
Net profit													(76,665)	61,133
Profit attributed to outside equity interest													17,227	24,018
Net profit attributable to members													(93,892)	37,115
Depreciation and amortisation expense	45,132	42,437	3,816	3,328	8,510	8,604	94,597	568	-	-	3,364	4,037	155,419	58,974
Non-cash expenses other than depreciation	78,466	1,122	917	726	1,298	666	(395)	(1,252)	-	-	9	2,537	80,295	3,799
Segment assets	551,341	771,944	81,134	106,079	544,170	561,009	1,389,272	27,263	34,587	54,351	288,404	584,933	2,888,908	2,105,579
Discontinuing assets													15,743	85,778
Total assets													2,904,651	2,191,357
Segment liabilities	133,209	132,440	(3)	414	49,139	52,503	191,609	121,495	-	-	1,441,166	666,093	1,815,120	972,945
Discontinuing liabilities													11,538	16,803
Total liabilities													1,826,658	989,748
Investments in associates included in segment assets	65,884	196,750	37,783	65,235	6,252	6,398	-	-	6,418	19,667	155	154	116,492	288,204
Acquisition of property, plant & equipment and intangible assets	79,837	88,033	15,792	7,581	3,783	10,665	2,150	1,483	-	-	11,498	9,604	113,060	117,366

	Exhibition 2003 $ '000	Exhibition 2002 $ '000	Theme Parks 2003 $ '000	Theme Parks 2002 $ '000	Radio 2003 $ '000	Radio 2002 $ '000	Production 2003 $ '000	Production 2002 $ '000	Distribution 2003 $ '000	Distribution 2002 $ '000	Unallocated 2003 $ '000	Unallocated 2002 $ '000	Total 2003 $ '000	Total 2002 $ '000
AMOUNTS EXCLUDING SPECIFIC ITEMS[2]														
Revenue from external customers	412,922	407,279	15,228	13,762	229,018	253,622	638,409	57,477	-	-	314,792	43,360	1,610,369	775,500
Share of associates net profit (loss)	14,329	(18,776)	9,595	10,319	1,015	140	-	-	9,334	2,222	-	-	34,273	(6,095)
Total segment revenue	427,251	388,503	24,823	24,081	230,033	253,762	638,409	57,477	9,334	2,222	314,792	43,360	1,644,642	769,405
Segment result	15,796	29,179	14,133	15,941	74,554	79,768	50,525	18,579	9,334	2,222	(60,531)	(39,362)	103,811	106,327
Income tax revenue (expense)													(24,376)	(29,746)
Net profit excluding significant items													79,435	76,581
Profit attributed to outside equity interest													18,385	21,271
Net profit excluding significant items attributable to members													61,050	55,310

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

(31) SEGMENT REPORTING
(b) REPORTING BY GEOGRAPHIC SEGMENTS[1] - CONTINUING OPERATIONS

	Australia		USA		British Virgin Islands		New Zealand		Asia		South America		Europe		Unallocated		Total	
	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000
AMOUNTS INCLUDING SPECIFIC ITEMS[2]																		
Revenue from external customers	523,592	460,057	2,995	3,260	564,558	54,325	25,637	22,406	2,548	(8,211)	-	-	198,407	208,269	292,632	47,147	1,610,369	787,253
Share of associates net profit (loss)	21,598	12,479	-	-	-	-	214	217	2,663	1,484	-	(20,997)	9,798	328	-	394	34,273	(6,095)
Total segment revenue	545,190	472,536	2,995	3,260	564,558	54,325	25,851	22,623	5,211	(6,727)	-	(20,997)	208,205	208,597	292,632	47,541	1,644,642	781,158
Segment assets	951,466	905,797	4,115	5,849	1,276,889	15,987	26,063	26,912	29,882	30,182	25,002	26,227	328,151	536,283	247,340	558,342	2,888,908	2,105,579
Discontinuing assets																	15,743	85,778
Total assets																	2,904,651	2,191,357
Acquisition of property, plant & equipment and intangible assets	77,173	45,116	-	21	571	1,437	3,355	674	24	23	-	-	31,937	70,095	-	-	113,060	117,366

	Australia 2003	Australia 2002	USA 2003	USA 2002	BVI 2003	BVI 2002	NZ 2003	NZ 2002	Asia 2003	Asia 2002	South America 2003	South America 2002	Europe 2003	Europe 2002	Unallocated 2003	Unallocated 2002	Total 2003	Total 2002
AMOUNTS EXCLUDING SPECIFIC ITEMS[2]																		
Revenue from external customers	523,592	460,057	2,995	3,260	564,558	54,325	25,637	22,406	2,548	(8,211)	-	-	198,407	208,269	292,632	35,394	1,610,369	775,500
Share of associates net profit (loss)	21,598	12,479	-	-	-	-	214	217	2,663	1,484	-	(20,997)	9,798	328	-	394	34,273	(6,095)
Total segment revenue	545,190	472,536	2,995	3,260	564,558	54,325	25,851	22,623	5,211	(6,727)	-	(20,997)	208,205	208,597	292,632	35,788	1,644,642	769,405

Notes (for business and geographic segment reporting):

[1] For primary segment reporting purposes, Leisure and Greece/Singapore Distribution business unit results are combined with Exhibition, and the Australian and NZ Distribution results are separately reported as Distribution.
The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of:
- Segment Revenue: interest revenue, proceeds on disposal of assets.
- Segment Result: interest revenue & expense, profit/loss on disposal of assets.
- Segment Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
- Segment Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

[2] All of the above figures relate to Continuing Operations only, other than as separately disclosed for assets & liabilities.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(32) DISCONTINUING OPERATIONS

During the year ended 30 June 2003, the economic entity progressed its restructuring program by selling its cinema operations in Korea, and by discontinuing the A-Live Worldwide division of Austereo Group Ltd. Therefore, the results of these operations have been classified as discontinuing for both the current and previous corresponding periods, in accordance with AASB 1042: Discontinuing Operations. Residual activity for the operations which were discontinued in prior periods is also disclosed below and it is noted that progressive asset sales are in progress in relation to Germany, and exit options are still being progressed in relation to Austria. The cinema operations of both Germany and Austria were classified as discontinuing operations in previous financial years. The results of the discontinuing cinema operations are included in the Exhibition business segment and the European and Asian geographical segments, and the results of the discontinuing old production operations are included in the Production business segment and the Australian and USA geographical segments, and the results of discontinuing A-Live Worldwide operations are included in the Radio business segment and the Australian Geographic segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Thailand 2003 $ '000	India 2003 $ '000	Germany 2003 $ '000	Austria 2003 $ '000	France 2003 $ '000	Korea 2003 $ '000	Malaysia 2003 $ '000	Total Exhibition 2003 $ '000	Radio 2003 $ '000	Production 2003 $ '000	Total Group 2003 $ '000
(i) Financial Performance Information											
Sales revenue	-	-	-	11,541	-	-	-	11,541	11,776	-	23,317
Other revenue	-	(294)	1,774	50	-	133,938	5,557	141,025	-	-	141,025
Share of net profits (losses) of associates	-	-	-	-	-	4,946	-	4,946	-	-	4,946
Interest expense	-	-	-	-	-	-	-	-	224	-	224
Other expenses	-	67	12,538	14,587	589	47,730	5,731	81,242	23,045	3,000	107,287
Operating profit /(loss) from discontinuing operations before tax	-	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(11,493)	(3,000)	61,777
(ii) Cashflow Information											
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:											
Net operating cashflows	-	-	(6,292)	(2,553)	(589)	(5,708)	-	(15,142)	(11,716)	-	(26,858)
Net investing cashflows	11,766	2,706	3,061	-	-	129,571	5,311	152,415	-	-	152,415
Net financing cashflows	(141)	-	-	-	-	-	-	(141)	-	-	(141)
Total net cashflows	11,625	2,706	(3,231)	(2,553)	(589)	123,863	5,311	137,132	(11,716)	-	125,416
(iii) Financial Position/Other Information											
Assets - carrying amount at balance date	-	-	14,259	1,479	-	-	-	15,738	5	-	15,743
Liabilities at balance date	-	-	8,364	3,174	-	-	-	11,538	-	-	11,538
Net assets at balance date	-	-	5,895	(1,695)	-	-	-	4,200	5	-	4,205
Net assets disposed of or written down	-	-	-	-	-	47,729	-	47,729	-	-	47,729
Selling price of net assets disposed	-	-	-	-	-	131,794	-	131,794	-	-	131,794
Profit/(Loss) on disposal/write down of net assets	-	-	-	-	-	84,065	-	84,065	-	-	84,065
Tax expense (credit) relating to disposal/write down of net assets	-	-	-	-	-	-	-	-	-	-	-
(iv) Expenditure commitments:											
Operating leases - minimum lease payments											
Payable within 1 year											3,877
Payable between 1 and 5 years											15,508
Payable after 5 years											55,994
											75,379

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(32) DISCONTINUING OPERATIONS (Cont'd)

	Thailand 2002 $ '000	India 2002 $ '000	Germany 2002 $ '000	Austria 2002 $ '000	Switzerland 2002 $ '000	France 2002 $ '000	Korea 2002 $ '000	Malaysia 2002 $ '000	Total Exhibition 2002 $ '000	Radio 2002 $ '000	Production 2002 $ '000	Total Group 2002 $ '000
(i) Financial Performance Information												
Sales revenue	-	-	-	11,383	-	-	-	-	11,383	-	-	11,383
Other revenue	21,625	3,000	1,709	114	107	538	6,831	-	33,924	750	1,885	36,559
Share of net profits (losses) of associates	(83)	276	-	-	-	-	11,070	-	11,263	-	-	11,263
Interest expense	-	-	-	1	-	-	-	-	1	-	21	22
Other expenses	24,715	2,925	2,299	14,133	(58)	572	115	(350)	44,351	-	400	44,751
Operating profit/(loss) from discontinuing operations before tax	(3,173)	351	(590)	(2,637)	165	(34)	17,786	350	12,218	750	1,464	14,432
(ii) Cashflow Information												
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:												
Net operating cashflows	(150)	-	(1,897)	(2,883)	-	-	(5,440)	-	(10,370)	750	(598)	(10,218)
Net investing cashflows	7,650	-	(4,179)	-	-	-	(1,797)	650	2,324	-	-	2,324
Net financing cashflows	588	-	-	-	-	-	-	-	588	-	-	588
Total net cashflows	8,088	-	(6,076)	(2,883)	-	-	(7,237)	650	(7,458)	750	(598)	(7,306)
(iii) Financial Position/Other Information												
Assets - carrying amount at balance date	11,766	3,000	20,104	1,800	-	-	44,129	4,979	85,778	-	-	85,778
Liabilities at balance date	-	100	8,819	3,871	-	-	-	-	12,790	-	4,013	16,803
Net assets at balance date	11,766	2,900	11,285	(2,071)	-	-	44,129	4,979	72,988	-	(4,013)	68,975
Net assets disposed of or written down	23,438	2,773	-	-	-	-	-	6,031	32,242	-	(1,464)	30,778
Selling price of net assets disposed	19,416	3,000	-	-	-	-	-	6,381	28,797	-	-	28,797
Profit/(Loss) on disposal/write down of net assets	(4,022)	227	-	-	-	-	-	350	(3,445)	-	1,464	(1,981)
Tax expense (credit) relating to disposal/write down of net assets	-	-	-	-	-	-	-	-	-	-	-	-

(iv) Expenditure commitments:

	Total Group 2002 $ '000
Operating leases - minimum lease payments	
Payable within 1 year	3,964
Payable between 1 and 5 years	15,856
Payable after 5 years	61,215
	81,035

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(33) FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The economic entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable. Credit sales are normally settled on 30 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured advances
Secured and unsecured advances are shown at cost. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

(ii) Financial liabilities

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the economic entity and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured borrowings:
Borrowings are carried at the principal amount. Interest is recognised in the statement of financial performance on an accrual basis. Bank loans are repayable either monthly, quarterly or bi-annually with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps in the unrecognised financial instruments section below. Details of security over bank loans is set out in Note 17.

Provision for dividends:
Dividends payable represents provision for a final dividend of Nil cents (2002: Nil cents) per Ordinary share and Nil cents (2002: 10.175 cents franked to 9.205 cents) per A Class Preference share for the financial year ended 30 June 2003.

Convertible Notes
Refer Note 17 for details in relation to convertible notes issued by the chief entity.

(33) FINANCIAL INSTRUMENTS (cont.)

(a) Terms, conditions and accounting policies (cont.)
(ii) Financial liabilities

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 1008. As at balance date, the economic entity had finance leases with an average lease term of 3 years. The average discount rate implicit in the leases is 7% p.a.

(iii) Equity

Ordinary shares:
From 1 July 1998, Ordinary share capital has been recognised at the issue value of the shares. Prior to that date, Ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Ordinary shares at balance date are set out in Note 20.

Preference shares:
From 1 July 1998, Preference share capital has been recognised at the issue value of the shares. Prior to that date, Preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued are set out in Note 20.

Unrecognised Financial Instruments

Interest rate swaps:

The economic entity enters into interest rate swap or hedge agreements that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates. The swaps are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants. Interest rate swaps are not recognised in the financial statements.

At balance date, various entities within the economic entity had entered into interest rate swaps on debts totalling $1,181 million. These swaps covered approximately 93% of total borrowings of the economic entity drawdown at balance date. The majority of the swaps mature in the medium to long term.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(33) FINANCIAL INSTRUMENTS (cont.)

(b) Interest rate risk

The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at balance date are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 %	2002
(i) Financial assets														
Cash	177,730	265,661	-	-	-	-	-	-	-	-	177,730	265,661	4.75%	5.15%
Receivables - trade debtors	-	-	-	-	-	-	-	-	277,668	143,220	277,668	143,220	N/A	N/A
Receivables - associated entities and other advances	-	-	-	-	-	-	-	-	175,084	216,798	175,084	216,798	N/A	N/A
Secured advances	26,810	35,200	-	-	-	-	-	-	-	-	26,810	35,200	4.23%	5.00%
Unsecured advances	-	-	-	-	-	-	-	-	24,401	164,550	24,401	164,550	N/A	N/A
Total financial assets	204,540	300,861	-	-	-	-	-	-	477,153	524,568	681,693	825,429		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	300,370	181,027	300,370	181,027	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	70,092	273,626	70,092	273,626	N/A	N/A
Secured and unsecured borrowings (refer Note 1)	46,533	116,575	100,000	57,425	69,063	100,000	1,012,141	-	-	-	1,227,737	274,000	6.00%	6.14%
Convertible notes	-	-	-	-	25,598	25,643	-	-	-	-	25,598	25,643	6.50%	6.43%
Provision for dividends	-	-	-	-	-	-	-	-	-	25,715	-	25,715	N/A	N/A
Finance lease liabilities	-	-	3,500	2,582	11,143	9,235	-	-	-	-	14,643	11,817	6.83%	7.03%
Interest rate swaps	-	-	-	-	-	-	-	-	-	-	*	*	N/A	N/A
Total financial liabilities	46,533	116,575	103,500	60,007	105,804	134,878	1,012,141	-	370,462	480,368	1,638,440	791,828		

N/A - not applicable for non-interest bearing financial instruments.
* not applicable since these financial instruments are not recognised in the financial statements
Note 1. The economic entity's debt subject to a fixed interest rate maturing in more than 5 years is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

(33) FINANCIAL INSTRUMENTS (cont.)

(c) Net fair values

The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, are as follows.

	Total carrying amount as per balance sheet		Aggregate net fair value	
	2003	2002	2003	2002
Financial assets:	$'000	$'000	$'000	$'000
Cash	177,730	265,661	177,730	265,661
Receivables - trade debtors	277,668	143,220	277,668	143,220
Receivables - associated entities and other advances	175,084	216,798	140,258	162,518
Secured advances	26,810	35,200	21,477	26,387
Unsecured advances	24,401	164,550	24,401	164,550
Total financial assets	681,693	825,429	641,534	762,336
Financial liabilities:				
Trade and sundry creditors	300,370	181,027	300,370	181,027
Accounts payable - associated and other entities	70,092	273,626	70,092	273,626
Secured and unsecured borrowings	1,227,737	274,000	1,131,014	252,470
Convertible notes	25,598	25,643	24,874	21,338
Dividends payable	-	25,715	-	25,715
Finance lease liabilities	14,643	11,817	13,700	10,016
Interest rate swaps (refer Note 1)	*	*	49,771	2,099
Total financial liabilities	1,638,440	791,828	1,589,821	766,291

* not applicable since these financial instruments are not recognised in the financial statements.

Note 1. A major swap represented $48.0 million of the unrecognised interest rate swap liability as at 30 June 2003. Based on the most recent valuation performed as at 31 August 2003, however, the liability has decreased to $7.3 million in accordance with an increase in market interest rates.

Receivables from associated entities and other advances, and secured advances, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash, cash equivalents and short-term deposits:
The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:
The carrying amount approximates fair value because of short-term maturity.

Receivables - non current:
The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Dividends payable:
The carrying amount approximates fair value.

Borrowings - current:
The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:
The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Unrecognised financial instruments

Interest rate swaps:
The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

(33) FINANCIAL INSTRUMENTS (cont.)

(d) Credit risk exposures

The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is as follows:

Interest rate swap contracts - limited to the net fair value of the swap agreements at balance date, being a liability of $49.8 million (2002 $2.1 million). Refer also note 1 to Note 33(c) above, which refers to the significant reduction in this net fair value liability subsequent to balance date.

Concentrations of credit risk:

The Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The majority of customers within the Production segment are concentrated in Japan, United Kingdom, Germany and France. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 31 - Segment reporting.

Concentrations of credit risk on trade accounts receivable arise in the following industries:

	Maximum credit risk exposure for each concentration	
	Percentage of total trade debtors 2003	Consolidated total balance 2003
Industry segment:	(%)	$'000
Exhibition	24	67,127
Theme parks	1	2,459
Radio	16	45,286
Production	52	143,607
Distribution	2	4,465
Other	5	14,724
	100	277,668

Credit risk in trade receivables is managed in the following ways:
- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

(34) RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) **Immediate Parent Entity**

Immediate parent entity is Village Roadshow Corporation Limited which is incorporated in Australia. The ultimate parent entity is Kirby's Investments Pty. Limited which is incorporated in Australia.

Village Roadshow Corporation Limited received a partially franked dividend of $703 (2002: $703) on A Class Preference shares from the company. In addition, First Gatoom Pty Limited, as Trustee of the Kirby Capital Growth Trust, received a partially franked dividend of $30,525 (2002: $30,525) on A Class Preference shares from the company.

(34) RELATED PARTY TRANSACTIONS (Cont.)

(b) **Controlled entities:**

The company and Austereo Group Limited entered into an intercompany agreement in 2001 for the provision of corporate services that will maintain the relationship between Village Roadshow and Austereo in a manner that is consistent in all material respects with past practices. The results of the economic entity for the period include an amount of $250,000 (2002: $250,000) received by the company in respect of this agreement.

(c) **Associated entities:**

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year: (material amounts have been separately identified)

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000
Dividend and trust distribution revenue:		
Roadshow Unit Trust	2,106	3,466
Sea World Property Trust	5,826	8,372
	7,932	11,838
Interest revenue		
Warner Village Investments Limited	7,417	9,536
Other	15	694
	7,432	10,230
Management & service fee revenue:		
CGV Company Limited (included in discontinuing operations - Korea)	2,103	6,831
Other	7,933	9,096
	10,036	15,927
Commissions & fee revenue	29	75
Royalty revenue	-	-
Radio advertising charges	6,772	5,828
Borrowing costs paid	911	950

(d) **Transactions with Directors and Director-related entities:**

The names and remuneration of Directors is disclosed in Note 26.

Directors' relevant interests in shares and options of the company and related bodies corporate as at the reporting date were as follows :

	Village Roadshow Corporation Ltd.		Village Roadshow Limited			Austereo Group Limited	
	Ordinary	Preference	Ordinary	Preference	Ordinary Options	Ordinary	Preference
Robert G. Kirby	6,878,706	41,972	111,920,817	407,073	-	251,562,594	-
John R. Kirby	6,878,706	41,972	111,819,817	306,906	-	251,562,594	-
Graham W. Burke	6,878,956	41,972	111,822,217	1,397,306	6,000,000	251,562,594	-
Peter M. Harvie	-	-	257,400	242,900	-	1,030,001	-
William J. Conn	-	-	191,563	1,153,019	-	-	-
Peter D. Jonson	-	-	10,000	33,236	-	-	-
D. Barry Reardon	-	-	10,000	8,552	-	-	-

With the exception of 5,001 Ordinary shares in Austereo Group Limited, all shares owned by P.M. Harvie are held under the company's and Austereo Group Limited's Executive Share Plan and the company's Executive and Employee Option Plan. Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 20.

At the end of the financial year loans to P.M. Harvie relating to the Executive Share Plan, Executive and Employee Option Scheme and the Austereo Group Limited Share Plan amounted to $3,380,596 (2002: $3,477,466) and dividends of $96,004 (2002: $114,652) were received in payment of interest due and for capital repayment.

(34) RELATED PARTY TRANSACTIONS (Cont.)

(d) **Transactions with Directors and Director-related entities (Cont.):**

Messrs R.G. Kirby, J.R. Kirby and G.W. Burke each had an economic interest of 8.33% in Penfolds Buscombe Limited as at 30 June 2003. Penfolds Buscombe Limited acquired the assets of Buscombe Limited in the year ended 30 June 2002. A total of $1,138,565 was paid to Penfolds Buscombe Limited (2002: $1,688,716 paid to Penfolds Buscombe Limited and Buscombe Limited) for printing and stationery services provided to the Economic Entity. As detailed in the Corporate Governance Statement, all purchases of major consumables are obtained by a periodic competitive tendering process.

Various companies associated with Mr. R.G. Kirby compensate the Village Roadshow Limited group in return for services provided. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

A trust distribution and fees of $734,592 (2002: $2,047,705) were paid by Roadshow Unit Trust, a controlled entity of Roadshow Distributors Pty. Limited, to Mr G W Burke, a Director of the Trustee, in his capacity as a unitholder. Mr. G.W. Burke had held this unitholding in the Roadshow Unit Trust since prior to the listing of the Village Roadshow Limited group. In December 2002, the other unitholders of the Roadshow Unit Trust agreed to purchase the 17.5% of units in the Roadshow Unit Trust, as well as the New Zealand Management Fee Rights, from Mr G W Burke based on an independent valuation. This resulted in the Village Roadshow Limited group purchasing 51.43% of Mr G W Burke's unitholding in the Roadshow Unit Trust, and 50% of Mr G W Burke's interest in the New Zealand Management Fee Rights, for a total cash payment of $5,114,286.

No shares in the chief entity were issued during the year under the Executive Share Plan to Directors of Controlled entities of the Chief entity (2002 1,864,124 A Class Preference shares at a market value of $2,937,469 funded by loans totalling $2,949,223).

As at the end of the financial year, total loans to executives who were directors of controlled entities of the company at the time of the granting of the loans, in relation to the Executive Share Plan, the Executive and Employee Option Plan and the Austereo Group Limited Executive Share Plans were $18,696,053 (2002: $19,345,878).

Under the terms of the Executive and Employee Option Plan loan facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan loan facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plans and Loan Facility, the first 6 cents of every dividend per share per annum is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Reimbursement of rental and vehicle expenses of $44,200 (2002: $41,850) was made to Vinden Lodge Pty. Limited, a company in which P.E. Foo has a significant interest.

(e) **Material Contracts with Other Executives**

B. Berman, the Chairman and Chief Executive Officer of the Group's film production activities, is entitled while he works for the Group to a bonus equal to 2.5% (2002: 2.5%) of the Group's adjusted film production profits, capped at a maximum of US$750,000 per annum, as part of the remuneration for his employment. If Village Roadshow Pictures is floated or sold during the employment of Mr. Berman, he will be entitled to 2.5% of the equity (at no cost) or sales proceeds, respectively.

(35) EMPLOYEES

The number of full-time equivalents employed as at 30 June 2003 is 1,288 (2002: 1,636).

(36) BORROWING COSTS

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
The amounts of borrowing costs paid or payable which have been recognised during the financial year as part of the carrying amounts of assets are as follows:				
Other	96	1,033	-	-
	==========	==========	==========	==========

The interest rate used to determine capitalised borrowing costs was 5.0% (2002: 5.6%).

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Signed) G.W. Burke
) Director

Melbourne, 15 September 2003

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Village Roadshow Limited

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Village Roadshow Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Village Roadshow Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

P.I. Buzzard
Partner
Melbourne
Date 15.9.03